

04020104

PIE
12-31-03

MAR 1 6 2004

ARLS

2003 ANNUAL REPORT

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL



Banking Center Locations • 2003

Visit 1st Source online at 1stsource.com



MICHIGAN

Lake Michigan
St. Joseph
Dowagiac
Cass
St. Joseph
Berrien
Niles
Granger
Michigan City
South Bend
Elkhart
New Carlisle
Middlebury
Chesterton
Mishawaka
Osceola
Dunlap
La Porte
Portage
Elkhart
Goshen
La Grange
Steuben
North Liberty
St. Joseph
Nappanee
La Porte
Walkerton
LaPaz
Bremen
INDIANA
Valparaiso
Noble
DeKalb
Porter
Knox
Plymouth
Argos
Allen
Warsaw
Starke
Marshall
Columbia City
Fort Wayne
Pulaski
Fulton
New Haven
Winamac
Rochester
Kosciusko
Whitley
Huntington
Huntington
Bluffton
Wells



SOUTH BEND/MISHAWAKA



FORT WAYNE/NEW HAVEN



Corporate Description

1st Source Corporation is the largest locally-owned financial institution headquartered in the Northern Indiana-Southwestern Michigan area. While delivering a comprehensive range of consumer and commercial banking services, 1st Source has distinguished itself with highly personalized services. 1st Source also competes for business nationally by offering specialized financing services for used private and cargo aircraft, automobiles for leasing and rental agencies, medium and heavy duty trucks, construction and environmental equipment.

The corporation's principal subsidiary, 1st Source Bank, has 60 banking centers in 15 counties in Indiana and Michigan and 21 locations nationwide supporting its Specialty Finance Group. 1st Source's wholly-owned mortgage banking subsidiary, Trustcorp Mortgage Company, has seven offices in Indiana, Ohio and Michigan. With a history dating back to 1863, 1st Source is proud of its tradition of providing superior service to customers while playing a leadership role in the continued development of the communities it serves.

2003 in Brief

2003 net income of $19.15 million was up from the $10.04 million earned in 2002. Diluted net income per common share for 2003 was $0.91, up from the $0.47 for 2002.

Return on average total assets was 0.59% compared to 0.29% a year ago. Return on average common equity was 6.12% for 2003, compared to 3.23% for 2002. The average common equity-to-assets ratio for 2003 was 9.60%, compared to 8.95% last year.

At year-end 2003, total assets were $3.33 billion, down 2.27% from a year earlier. Loans were up 2.37%, deposits were down 8.32% and shareholders' equity increased 1.70% from $309.43 million at the end of 2002 to $314.69 million at the end of 2003.

The reserve for loan losses at year-end 2003 was 3.14% of total loans. Nonperforming loans were 1.22% of total loans, while nonperforming assets amounted to 1.59% of total loans and leases.









Financial Highlights

Earnings and Dividends

(Dollars in thousands, except per share amounts)	2003	2002	2001	2000	1999
Interest and other income	$ 242,518	$ 272,620	$ 332,592	$ 306,775	$ 260,729
Interest and other expense	215,335	261,215	274,385	250,637	207,906
Net income	19,154	10,039	38,498	37,573	35,768
Cash dividends	7,789	7,537	7,297	6,956	5,922
Per common share*					
Diluted net income	$ 0.91	$ 0.47	$ 1.82	$ 1.79	$ 1.69
Cash dividends	.370	.360	.351	.334	.284
Book value	15.19	14.77	14.73	13.07	11.46
Return on average common equity	6.12%	3.23%	13.14%	14.88%	15.74%
Return on average total assets	0.59%	0.29%	1.14%	1.24%	1.31%

Statement of Condition

Average Balances:

	2003	2002	2001	2000	1999
Assets	$3,258,174	$ 3,466,382	$ 3,369,943	$ 3,040,091	$ 2,740,044
Earning assets	2,981,622	3,149,632	3,083,407	2,782,884	2,488,867
Loans	2,091,004	2,332,992	2,347,746	2,156,489	1,864,189
Reserve for loan losses	63,123	59,171	50,895	41,441	39,105
Investment securities	702,973	639,178	586,147	552,246	521,341
Deposits	2,559,261	2,771,310	2,636,361	2,352,207	2,127,171
Shareholders' equity	312,793	310,412	292,986	252,574	227,194

*The computation of per common share data gives retroactive recognition to a 5% stock dividend declared April 24, 2001; a 5% stock dividend declared July 18, 2000; and a 10% stock dividend declared January 14, 1999.





TO OUR SHAREHOLDERS

Each year, for the past 26 years, I have tried to write a letter to you reporting on the business results and giving certain insights into the issues confronted in managing and growing 1st Source Corporation. As you know, for most of those years we have had very good performance but last year's letter was the most difficult I had ever written to you due to the difficulties following the economic impact of 9/11, its impact on the already decelerating economy and their collective impact on some of our niche businesses. This year is better but still not as positive as we would like it to be.

Headlines

For 2003, the headline looks great: "1st Source Earnings Up 90.80% to $19.15 million"; the reality is not. While we are very pleased with our improved financial performance and the way we have dealt with some very tough credit problems, we are not yet back among the better performing banks. As reported all year, we have continued to work through the credit problems caused primarily by the effects of 9/11 on our aircraft and car rental financing portfolios. We have also experienced weakness in our construction lending portfolios due to the malaise in the economy in certain parts of the country. These credit problems in our Specialty Finance Group have certainly impacted our earnings overall in spite of the fact that many of our other business units are performing well and some at record levels.

Results

For 2003, 1st Source's net earnings are $19.15 million or $0.91 per common share which are increases of 90.80% and 93.62%, respectively, over 2002. The improvement is largely due to lower provisions for loan losses and decreased impairment charges for the mortgage servicing portfolio. Two major items driving our financial performance are interest rate margins and expenses associated with credit, collections, repossessions, dispositions, and charge-offs. Net interest income for 2003 was $103.25 million, down 13.00% from 2002's $118.69 million. Noninterest related fee and other income was quite strong in 2003 reaching $80.20 million, up 9.68% compared to 2002. Total noninterest expenses were $138.90 million, down 1.31% from the prior year and included $8.11 million related to the management of collections and repossessions.

Total charge-offs and asset write-downs, net of recoveries, were $16.43 million as compared to $43.44 million in 2002. Most importantly, we began 2003 with $64.12 million in nonperforming assets, averaging $53.92 million over the year and closed 2003 with $36.83 million. And, of course, we maintained a strong reserve for loan loss ratio ending the year at 3.14%.

Highlights

The quarter-to-quarter numbers were volatile, caused by several factors, especially the mark-to-market treatment of the carrying value of our mortgage servicing portfolio and the impairment charges associated with losses in the aircraft and auto portfolio in the asset securitization. We value our servicing portfolio at the end of each quarter and specific rates on those dates can cause significant volatility in the values of mortgage servicing. As a result, we had impairment losses or recoveries in each of the four quarters of 2003, losses of $1.78 million, and $3.64 million, in the first two quarters, respectively, and recoveries of $2.82 million and $2.02 million, respectively, in the last two quarters. There was little net change for the year. We also reported losses of $0.28 million, $2.47 million, and $0.25 million from impairment of the securitization asset in the second, third, and fourth quarters

of 2003, respectively. One of the most important decisions we made during the year was to wind down the securitization trust and to ultimately purchase its assets in December 2003. This funding source had outlived its usefulness and was requiring too much financial and human capital to maintain it.

There is a strong side to this year's performance. Our commercial and consumer banking businesses, our branch banking services, our personal asset management and retirement plan services, investment management, insurance sales, and mortgage production all did relatively well. We were able to hold or increase our household and business market shares across the geographies we serve in Northern Indiana and Southwestern Michigan, and our image and reputation of providing straight talk and sound advice are strong and growing.

We also continued to make substantial investments in our systems and services designed to help us better manage the businesses, protect our customers, or improve service delivery. Our Board approved major capital expenditures during 2003 to dramatically improve our online banking services, convert to online teller systems in all of our branches, upgrade our ATMs, and begin to put in place duplicate disaster recovery systems for the Bank and its subsidiaries. These investments are for the long term and should help make us even more responsive and competitive in the future.

Customers

A business' success is based on its ability to serve customers. It is critical that we assess and understand customers' needs and then develop products and services to satisfy those needs. We have always believed in the "market of one" (understanding each individual customer's unique needs) and have put in place a formal program, "Partners First," designed to help us proactively understand these needs and help ensure our customers' long-term financial well-being. As a result, we redesigned, repriced, repackaged, and introduced a number of new products and services in 2003 to meet those individual customer needs.

Our new free consumer home banking product, Infosource Online, was introduced late in the third quarter and by the close of the year had more than 11,000 active customers. Updates and improvements were made to our internet services for managing company cash and for individual access to retirement plan information and transactions. With new kinds of payment fraud regularly victimizing the public, we aggressively offered our "positive pay" services to help our business customers protect against losses from this rapidly increasing problem. Lastly, we introduced a new fund to our 1st Source Monogram mutual fund family. It is a long/short fund designed to help our customers deal with the volatility of the equity markets and has given them a valuable new tool for managing their investment risk.

Credit

Clearly, the most important issue driving 1st Source's earnings is credit. The costs of poor credit are found in the charge-off numbers; the impairment numbers; securitization returns; asset write-downs; lower margins from carrying nonperforming assets producing no income; direct expenses from acquiring, managing, repairing, maintaining, carrying, and selling repossessions; and indirect expenses of extra people, additional reporting, and follow up on collection and disposition of assets.

During the year, we followed our plan to aggressively restructure loans for customers in difficult industries and to maximize recoveries when restructure was not possible. As reported below, we made very good progress in 2003 with successful disposition of repossessed collateral. Patience instead of panicked "fire selling" definitely mitigated losses. These successes were tempered, however, by the collection costs we have incurred over the last two years compared to prior years.

For 2003, the net charge-offs and net asset write-downs for 1st Source, including the securitized loan portfolio, amounted to $22.12 million. The bulk of this, $20.03 million, came from the Specialty Finance Group. The table on the following page attempts to show the comparisons of charge-offs and net asset write-downs from our major business lines for 2003, compared to 2002.

(Dollars in thousands)	2003 Average Assets	2003 Net Credit Losses	2003 Percent	2002 Average Assets	2002 Net Credit Losses	2002 Percent
Specialty Finance (excluding securitized)	**$ 1,121,731**	**$ 14,348**	**1.28%**	$ 1,281,859	$ 40,523	3.16%
Commercial Banking	**704,361**	**859**	**0.12**	724,287	1,274	0.18
Personal Banking and Mortgage Banking	**364,895**	**1,225**	**0.34**	449,827	1,639	0.36
Total	**$ 2,190,897**	**$ 16,432**	**0.75%**	$ 2,455,973	$ 43,436	1.77%

As you can see, there is good improvement year-to-year with our traditional bank loan portfolios performing well, especially our commercial portfolio. Examining our Specialty Finance businesses further, the majority of our losses have occurred in our aircraft and auto rental financing product lines, industries that were among the most adversely affected by 9/11, and in our construction equipment financing business which was also negatively affected by the overall softening of the economy, especially in manufacturing oriented states and municipalities. The table below compares the major categories of the Specialty Finance Group for 2003 versus 2002:

(Dollars in thousands)	2003 Average Assets	2003 Net Credit Losses	2003 Percent	2002 Average Assets	2002 Net Credit Losses	2002 Percent
Aircraft	**$ 319,671**	**$ 8,361**	**2.62%**	$ 439,957	$ 31,375	7.13%
Auto and Truck	**397,951**	**1,125**	**0.28**	359,103	6,109	1.70
Construction Equipment	**317,357**	**4,336**	**1.37**	403,617	2,530	0.63
Environmental Equipment	**86,752**	**526**	**0.61**	79,182	509	0.64
Total	**$ 1,121,731**	**$ 14,348**	**1.28%**	$ 1,281,859	$ 40,523	3.16%

We started 2003 with $64.12 million in total nonperforming assets. This included 33 repossessed aircraft held for sale or lease, valued at about $19.24 million. I am pleased to report that we finished the year with $36.83 million in nonperforming assets and held only 10 aircraft valued at $4.55 million. The peak in repossessed aircraft was in November 2002 when we held 35. Adding to the 33 planes held at the beginning of 2003, we repossessed another 19 aircraft and sold or leased 42 during the year. Problems encountered by states and municipalities due to the weakening economy in certain parts of the country, especially in the durable goods manufacturing areas, also led to higher delinquencies and charge-offs in our construction equipment finance business. We started the year with $303.13 million in loan outstandings and finished with $219.56 million. Nonperforming assets in this business were $5.64 million at year-end 2003, compared to $12.37 million at year-end 2002, and net charge-offs for 2003 and 2002 were $4.46 million and $1.86 million, or 1.67% and 0.55%, respectively.

From a total Company perspective, we started 2004 with loan and lease outstandings of $2.30 billion which includes nonperforming assets of $36.83 million. We hold $70.05 million in reserve for loan losses. This is a ratio of 3.14% of total loans and is higher and stronger compared to the year-end 2002 ratio of 2.72%. This ratio is also somewhat higher than our experience in the prior five years and recognizes the greater risk imbedded in our portfolios primarily from less collateral coverage than that enjoyed prior to 9/11. Even for our better performing customers, the value of collateral backing their loans has been severely impacted by the slower economy of the past two years. Used aircraft values in some categories, for example, have declined by as much as 60%. So, today, if a customer using aircraft were to fail, we would not be able to rely on the collateral value to mitigate our losses as much as we might have been able to before. Of course, the overall economy affects the value of all other collateral backing loans at 1st Source as well.

Our regional loan and lease portfolios, just as the geography we serve, are particularly sensitive to the durable goods manufacturing economy. While we serve a high component of service industries in Northern Indiana and Southwestern Michigan, these industries still depend on the region's manufacturing base. It is for this reason that we have become proactive in local and state efforts to develop a more diversified regional economy that is technologically competitive. We have supported efforts to strengthen the intellectual capital of our region through stronger academic and business partnerships, improving primary and secondary education, and building aggressive continuing education programs. Over time, the strength and competitiveness of the local economies we serve have a direct effect on our credit quality.

Margins

During 2003 we experienced margin erosion from a number of categories on both sides of the balance sheet. Interest income was down due to the lower average loan outstandings of $2.09 billion for the year as compared to $2.33 billion for 2002 and also due to lower loan pricing throughout the year as customers sought to refinance their term loans to historically lower rates.

In some businesses the amount of nonperforming loans, as a percentage of total loans, increased as loans were refinanced and paid off or were repossessed and charged off, thus decreasing the margin for those businesses. New loans booked in our Specialty Finance business units relied less on collateral support and more on the financial strength and cash flows of the borrower than had been previously the case. Due to the competition for these stronger borrowers there is lower overall pricing and, therefore, lower spreads from these markets than experienced in the 1990s. The slower economy has caused our competitors to use lower pricing strategies to try to gain market share. We believed it was appropriate to compete and this reduced our margins further.

Since starting the Specialty Finance Group in the late 1970s, 1st Source has maintained a smaller residential mortgage portfolio than might be expected from a bank our size. We still originate mortgage loans and are a market leader in our regional market. However, almost all residential mortgage loans made by the Bank are sold into the secondary market through our Trustcorp Mortgage banking subsidiary. Therefore, there are fewer mortgage loans on our balance sheet. Also, many of the mortgage loans that were on our balance sheet at the beginning of 2003 were refinanced here and elsewhere as mortgage rates reached historic lows. Home equity loans were similarly affected as customers paid these off by rolling them into their newly refinanced first mortgages, taking advantage of these historically attractive rates.

On the deposit side, costs decreased over the year. We allowed wholesale money, both brokered deposits and public funds, to roll off. Simultaneously, asset rates dropped faster and liability rates dropped to the point where there was little further room for additional cost relief. Rather than lose market share we kept our deposit pricing competitive. We do believe that rates will increase in the future providing some relief. Also, we are better off to have met our customers' needs competitively rather than to have risked losing these important relationships.

Due to historically high loan-to-deposit ratios, we have kept our investment portfolio relatively liquid. Staying short and not investing in mortgage backed securities also has cost us some margin in 2003. However, it has positioned us better to deal with increasing rates in the future. Net interest income, including loan fees, was enhanced by noninterest income in 2003. Total noninterest income equaled $80.20 million for the year, compared to $73.12 million for 2002. The major components included deposit fees of $15.53 million, personal asset management fees of $7.60 million, retirement plan services fees of $3.06 million, insurance fees of $3.05 million, and mortgage revenues of $19.45 million.

In summary, the net interest margin for 2003 equaled 3.56% and was down from 3.87% in 2002. At the close of the year, the margin approximated 3.50% and our noninterest income was up 9.68%.

Expenses

By and large, expenses (other than credit related) were kept pretty much in check during the year. The largest increases came from credit and collection; governance, regulatory and oversight. Of course, our highest costs are associated with personnel. In

spite of large incentive payments for substantial mortgage production volumes and significant increases for employee related insurance, total costs were held to a 3.05% increase. All other expenses decreased by 5.31%. Even with this firm control, we will continue to look for improvements in 2004.

People, Teamwork & Incentives

As I have reported in prior years, I am blessed to work with a great group of colleagues who are committed to teamwork, giving great customer service, and building 1st Source as a top-rate performer. We have a culture that encourages working together and recognizes the interdependence that exists among all of us to achieve our mission of "building customer wealth" and our vision of "being a superior financial performing bank" over the longer term. At least 98% of our team are shareholders and many of us have a majority of our net worth invested in 1st Source. Long-term performance impacts each of us personally. Similarly, the senior management team has its incentives based on the performance of the total Company, as well as achievement of divisional and personal goals. Under our Executive Incentive Plan (EIP), generally up to one half of each year's award is subject to forfeiture at the rate of 20% per year over the ensuing five years if the Company does not achieve certain financial objectives in that time. This approach ties us all together in focusing on longer term performance.

As reported last year, due to the Company's lower returns, no EIP awards were made for 2002. Also, 20% of prior year awards for each year from 1997 through 2001 which were scheduled to be vested in 2002 would have been forfeited. Due to the fact that our business was severely impacted by the events of 9/11 and that this impact could have caused the forfeiture of half of all the awards made from 1997 through 2001 for our management team, I asked the Board and our shareholders to approve a four year extension of the awards made in 1997 and vesting in 2002 for everyone but me and the presidents of our two major business units. Also at my request, the Board and the shareholders approved amendments to the EIP and the Restricted Stock Award Plan authorizing the Executive Compensation Committee to extend the earnout period in the future. Upon my recommendation, the Executive Compensation Committee approved a four year extension of the earnout period for 1998 through 2001 awards for everyone but me as I am ultimately responsible for the performance of the Company no matter what the exogenous factors. Accordingly, I will forfeit one-half of the EIP awards made to me for 1998 through 2001. Additionally, in 2003, neither I nor the presidents of the banking or specialty financing businesses received salary increases at our March review dates and, for the most part, the balance of the senior officers on the Bank's Policy Committee were delayed in receiving any increase for at least six months after their normal review dates. At my request, the Executive Compensation Committee has further delayed my 2004 salary review until sometime late into the second quarter.

The year 2003 has been a year where our culture has been tested. As stated above, most of my colleagues are committed to the concept of teamwork and most accepted the results of 2002 and resolved to do everything in their power to make the future better for 1st Source. They pitched in whether they had any responsibility for our poor performance or not. They are truly team players. But, as is often the case when performance has turned negative, a few tend to be in denial with morale and enthusiasm challenged. All of us are working to minimize this and to improve working relationships throughout the Company for the benefit of our customers, our colleagues, and our shareholders.

The year 2004 is the year when we have to recommit to the values which have built 1st Source and which will be an important part of achieving our long-term goal of returning to being among the top performing banks in our peer group. We lead by example and try to create a collegial, collaborative environment. We will spend 2004 looking for ways to improve our group and divisional performance and develop plans for training strong successor management for our major businesses. We want to make sure that we institutionalize the lessons from the past two years and we want to reassess each of our businesses to affirm that they can and will be strong contributors to our long-term financial performance.

Governance

On the governance and regulatory front, recent corporate scandals and legislation have validated our long history of transparency and candor. We have always tried to "be ahead of the curve" here. We have complied with the new SEC and Nasdaq, requirements

but also used the recent public emphasis on corporate governance to reexamine the area generally and make adjustments that further promote keeping our owners and other constituencies fully informed. We have always operated the Company with a strong sense of purpose and according to a committed set of values. We have worked to be responsive to each of the constituencies we serve. During the year, we reviewed and updated or put in place new policies, codes of conduct, and other "charter" statements to ensure we were in compliance with all new SEC, Nasdaq, and other regulatory proclamations. The current committee charters as well as our new "Corporate Governance Guidelines" may be reviewed on our website at www.1stsource.com. In many instances, these new "guidelines" simply codify our prior practices.

We also adopted new policies and updated others in our credit policy manual and revamped our investment and funds management policies. These are living documents and will continue to be reviewed periodically to ensure their continued efficacy and relevance.

We established a confidential "hotline" for reporting inappropriate financial transactions or practices and changed the administrative reporting relationship of the Audit Department from the CFO to the CEO to ensure stronger independence. At its meeting in January 2004 our Board approved a restructuring of our Board committees and their membership. In early 2004, the membership of the Bank's Board and the Holding Company will become more parallel to improve effectiveness, communication, oversight, costs, and efficiency.

Closing

In closing, I want to thank Marilou Eldred, David Lerman, Hollis Hughes, and Tom Jackson who will be retiring from our Bank Board and Claire Skinner, who steps down from our Holding Company Board. Dr. Eldred is retiring from her position as President of St. Mary's College. We have appreciated the perspective she has brought to the Board and wish her a well-deserved rest from the rigors of managing one of the country's best value-based liberal arts colleges for women. Hollis Hughes, Tom Jackson, and Dave Lerman will be taking on different responsibilities with more direct contact with our market and business managers. They will invigorate our Advisory Boards and help us improve the service levels across our markets. They will continue to provide advice about local business credits or about our community reinvestment activities. Each has helped us in substantial ways, and we thank them for their Board service and look forward to continuing advice and counsel in their specialized areas of knowledge.

Claire Skinner is leaving our Board due to the opportunities in her own industry. As CEO of Coachmen Industries she has decided she wants to devote all of her time to the Company and to the industry in which it competes. We will miss her insights and her perspective but will continue to call on her for advice and counsel.

While we continue to deal with the issues raised by the lingering credit problems brought about by the sluggish economy and the disruption of 9/11, we are optimistic about the future and will work hard to continue to move 1st Source back to being a top performer in the years ahead.

Sincerely yours,



Christopher J. Murphy III
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K



ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR



TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number 0-6233

1ST SOURCE CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-1068133**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
100 N. Michigan Street South Bend, Indiana	**46601**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (574) 235-2000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

9% Cumulative Trust Preferred Securities and related guarantee — $25 par value
(Title of Class)

Floating Rate Cumulative Trust Preferred Securities and related guarantee — $25 par value
(Title of Class)

Common Stock — without par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2003 was $199,621,322.

The number of shares outstanding of each of the registrant's classes of stock as of February 9, 2004:
Common Stock, without par value — 20,735,479 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the annual proxy statement for the 2004 annual meeting of shareholders to be held April 28, 2004, are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Item 1.	Business	4
Item 2.	Properties	9
Item 3.	Legal Proceedings	9
Item 4.	Submission of Matters to a Vote of Security Holders	10

Part II

Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	11
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	25
Item 8.	Financial Statements and Supplementary Data	26
	Consolidated Statements of Financial Condition	
	Consolidated Statements of Income	
	Consolidated Statements of Shareholders' Equity	
	Consolidated Statements of Cash Flow	
	Notes to Consolidated Financial Statements	
	Report of Independent Auditors	
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
Item 9A.	Controls and Procedures	47

Part III

Item 10.	Directors and Executive Officers of the Registrant	48
Item 11.	Executive Compensation	48
Item 12.	Security Ownership of Certain Beneficial Owners and Management	48
Item 13.	Certain Relationships and Related Transactions	48
Item 14.	Principal Accounting Fees and Services	48

Part IV

Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	49
Signatures		51
Certifications		52

ITEM 1. BUSINESS.

GENERAL

1st Source Corporation is an Indiana corporation and registered bank holding company headquartered in South Bend, Indiana, which commenced operations as a bank holding company in 1971. As used herein, unless the context otherwise requires, the term "1st Source" refers to 1st Source Corporation and its subsidiaries. At December 31, 2003, 1st Source had assets of $3.33 billion, loans of $2.23 billion, deposits of $2.49 billion, and total shareholders' equity of $314.69 million.

1st Source, through its principal subsidiary 1st Source Bank (hereafter known as "Bank"), delivers a comprehensive range of consumer and commercial banking services to individual and business customers through 60 banking locations in the Northern Indiana-Southwestern Michigan market area. The Bank also competes for business nationwide by offering specialized financing services for used private and cargo aircraft, automobiles for leasing and rental agencies, medium and heavy duty trucks, construction, and environmental equipment. The Bank, which was chartered as an Indiana state bank in 1922, is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law. The Bank is headquartered in South Bend, Indiana, which is in Northern Indiana, approximately 95 miles east of Chicago and 140 miles north of Indianapolis. Its principal market area consists of 15 counties in Northern Indiana and Southwestern Michigan.

The principal executive office of 1st Source is located at 100 North Michigan Street, South Bend, Indiana 46601 and its telephone number is 574 235-2000. Access to 1st Source's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports is available at www.1stsource.com soon after the material is electronically filed with the Securities Exchange Commission (SEC).

BANKING AND FINANCIAL SERVICES

1st Source offers a broad range of consumer and commercial banking services through its lending operations, retail branches, and fee based businesses.

Commercial, Agricultural, and Real Estate Loans — 1st Source's commercial and agriculture loans (excluding Specialty Finance Group loans) at December 31, 2003, were $402.91 million and were 18.06% of total loans outstanding. The primary focus of this lending area is with privately-held or closely-controlled firms in 1st Source's regional market area of Northern Indiana and Southwest Michigan.

Loans secured by real estate amounted to $533.75 million, which was 23.92% of total loans outstanding, at December 31, 2003. The primary focus of this lending area is commercial real estate ($360.02 million at December 31, 2003) and residential mortgage lending ($173.73 million at December 31, 2003) in the regional market area of Northern Indiana and Southwest Michigan. Most of the residential mortgages are sold into the secondary market and serviced by 1st Source's mortgage subsidiary, Trustcorp Mortgage Company (Trustcorp). Mortgage loans held-for-sale were $60.22 million at December 31, 2003.

1st Source offers both fixed-rate and adjustable-rate consumer mortgage loans secured by the properties, substantially all of which are located in 1st Source's primary market area. Adjustable-rate mortgage loans help reduce 1st Source's exposure to changes in interest rates. During periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required from the borrower.

Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the collateral, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. 1st Source seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the collateral's income and debt service ratio. 1st Source obtains extensive financial information and performs detailed credit risk analysis on its customers. 1st Source's credit policy sets different maximum exposure limits depending on its relationship and previous experience with each customer. Credit criteria may include, but are not limited to, assessments of net worth, asset ownership, bank and trade credit reference, credit bureau report, and operational history.

Consumer Loans — 1st Source's consumer loans at December 31, 2003, amounted to $94.58 million and 4.24% of total loans outstanding. Consumer loans are primarily all other non-real estate loans to individuals in 1st Source's regional market area.

Consumer loans can entail risk, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

Specialty Finance Group Loans and Leases — 1st Source's Specialty Finance Group provides a broad range of comprehensive lease and equipment finance products addressing the financing needs of diverse companies. This Group can be broken down into three areas: truck and automobile financing, aircraft financing, and construction equipment financing. The finance receivables generally provide for monthly payments and may include prepayment penalty provisions.

Truck and automobile financing consists of financings to automobile rental and leasing companies, medium and heavy duty truck operating and leasing companies, and environmental companies. Truck and automobile financing at December 31, 2003, had outstandings of $491.05 million, an increase of 10.30% over the December 31, 2002, balance of $445.20 million. The increase was mainly due to growth in the financing receivables of medium and heavy

duty trucks, as this portfolio increased from $197.24 million at December 31, 2002, to $218.42 million at December 31, 2003. Truck and automobile finance receivables generally range from $50,000 to $15 million with fixed or variable interest rates and terms of two to seven years.

Aircraft financing consists of financings to aircraft dealers, charters, air cargo carriers, and corporate aircraft users. Aircraft financing at December 31, 2003, had outstandings of $489.16 million, an increase of 51.07% from the December 31, 2002, balance of $323.80 million. The majority of this increase can be attributed to the purchase of $210.83 million of aircraft loans from the securitized loan portfolio. Aircraft finance receivables generally range from $100,000 to $15 million with fixed or variable interest rates and terms of two to seven years.

Construction equipment financing includes financing of equipment to construction related companies. Construction equipment financing at December 31, 2003, had outstandings of $219.56 million, a decrease of 27.57% from the December 31, 2002, balance of $303.13 million. Construction equipment finance receivables generally range from $50,000 to $7 million with fixed or variable interest rates and terms of three to seven years.

1st Source also generates equipment rental income through the leasing of construction equipment, various automobiles, and other equipment to customers through operating leases, where 1st Source retains ownership of the property being leased. Total equipment rental income for 2003 totaled $25.45 million with depreciation on this equipment amounting to $19.77 million.

Specialty Finance Group loans and leases are subject to the same credit risk as mentioned above in the discussion under Commercial, Agricultural, and Real Estate Loans. In addition, 1st Source's leasing and equipment financing activity is subject to the risk of cyclical downturns and other adverse economic developments affecting these industries and markets. This area of lending, with transportation in particular, is dependent upon general economic conditions and the strength of the travel and transportation industries. An economic slow down, exacerbated by the terrorist attacks of September 11, 2001, and its aftermath, has had a negative impact on 1st Source's aircraft and automobile finance originations as well as credit quality in certain industry segments such as the transportation industry. For a further discussion of business risk, see Part I, Item I, Business — section titled "Business Risks."

1st Source markets its specialty finance services with sales officers based in 21 locations nationwide. 1st Source markets its financing and leasing services directly to the equipment end users for the acquisition or leasing of equipment, and for capital loans.

1st Source's marketing activities are relationship driven and service oriented. 1st Source focuses on providing prompt, responsive, and customized service to its customers and business prospects with a team of dedicated marketing and management personnel who solicit business from the users of the equipment, as well as from dealers and manufacturers. 1st Source's relationship managers and executive personnel have, on average, over twenty years of experience in the industries they serve. Management believes that the knowledge base and relationships built by this team enables 1st Source to compete effectively. The team's experience with the customer and prospect base, equipment values, resale markets, and local economic and industry conditions places 1st Source in a strong competitive position. 1st Source's initiatives include making timely credit decisions, arranging financing structures which meet the customers' needs as well as 1st Source's underwriting criteria, providing direct contact between customers and 1st Source executives with decision-making authority, and providing swift and knowledgeable responses to customers' inquiries and issues.

1st Source obtains business in several ways. Officers travel throughout their own geographic territories calling directly on prospects. Officers receive referrals from present customers, as well as from dealers, manufacturers, and some select, targeted advertising. Officers also attend numerous trade shows.

1st Source has developed relationships with over 100 manufacturers, whereby on a non-exclusive basis, the manufacturers refer customers to 1st Source for financing. However, 1st Source does not provide a captive finance service, and thus has no expressed or written agreements or obligations with any manufacturers. All prospects referred undergo the same credit and documentation criteria as other customers.

Deposits — Through its network of 60 banking centers located in 15 counties in Northern Indiana and Southwestern Michigan, 1st Source generates deposits to fund its lending activities. Total deposits at December 31, 2003, were $2.49 billion. To enhance customer service, 1st Source offers banking services, in addition to its traditional branches, through its network of 68 automated teller machines, bank by phone services, and online personal and business financial products. Service charges on deposit accounts totaled $15.53 million in 2003.

Fee Based Businesses — 1st Source maintains various fee based businesses to complement net interest income.

Trust fees are generated from employee benefit services, personal and agency trusts and estate planning. In 2003, trust fees were $10.66 million.

Mortgage banking income for 2003 amounted to $19.45 million. Income from loan sale and servicing is generated from the mortgage banking operations of Trustcorp. Trustcorp serviced approximately $2.09 billion of mortgage loans at December 31, 2003. During 2003, $0.58 million of net impairment charges were recognized on Trustcorp's servicing portfolio.

Insurance commissions from 1st Source's property and casualty insurance agency totaled $3.05 million for 2003.

SERVICES OFFERED BY THE NON-BANKING SUBSIDIARIES

1st Source's other subsidiaries include 1st Source Leasing, Inc., a leasing subsidiary; 1st Source Insurance, Inc., a general property and casualty insurance agency in South Bend; 1st Source Capital Corporation, a licensed small business investment company; Michigan Transportation Finance Corporation, 1st Source Specialty Finance, Inc., SFG Equipment Leasing, Inc., 1st Source Intermediate Holding, LLC, 1st Source Commercial Aircraft Leasing Inc., SFG Equipment Leasing Corporation I, and Capstone 557 (Proprietary) Limited, companies that manage the assets of the Specialty Finance Group; 1st Source Funding, LLC, a qualified special purpose entity established for purposes of administering securitization activity; Trustcorp Mortgage Company, a mortgage banking company with seven offices in Indiana, Ohio and Michigan, and 1st Source Corporation Investment Advisors, Inc., a registered investment advisory subsidiary, that provides

investment management services to the 1st Source Monogram Funds and the trust and investment clients of 1st Source Bank. 1st Source's one inactive subsidiary is FBT Capital Corporation. 1st Source's unconsolidated subsidiaries include, 1st Source Capital Trust I, II and III. These subsidiaries were created to issue $54.75 million of Trust Preferred Securities.

COMPETITION

The activities in which 1st Source and the Bank engage are highly competitive. These activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large bank holding companies headquartered outside of 1st Source's principal market. Larger financial institutions competing within 1st Source's principal market, but headquartered elsewhere, include Bank One, Fifth Third Bank, Key Bank, National City Bank, Standard Federal Bank, and Wells Fargo Bank. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

In addition to competing with other banks within its primary service areas, the Bank also competes with other financial intermediaries, such as credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations, and other enterprises. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations, and suppliers of other investment alternatives for depositors. Many of 1st Source's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and banks. Such non-bank competitors may, as a result, have certain advantages over 1st Source in providing some services.

1st Source competes against these financial institutions by offering innovative products and highly personalized services. 1st Source also relies on a history in the market dating back to 1863, relationships that long-term employees have with their customers and the capacity for quick local decision-making.

EMPLOYEES

1st Source employs approximately 1,220 persons on a full-time equivalent basis. 1st Source provides a wide range of employee benefits and considers employee relations to be good.

REGULATION AND SUPERVISION

General — 1st Source and the Bank are extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of 1st Source. The operations of 1st Source may be affected by legislative changes and by the policies of various regulatory authorities. 1st Source is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

1st Source is a registered bank holding company under the Bank Holding Company Act of 1956 (BHCA) and, as such, is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (Federal Reserve). 1st Source is required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as it may require.

The Bank, as an Indiana state bank and member of the Federal Reserve System, is supervised by the Indiana Department of Financial Institutions (DFI) and the Federal Reserve. As such, the Bank is regularly examined by and subject to regulations promulgated by the DFI and the Federal Reserve. Because the FDIC provides deposit insurance to the Bank, the Bank is also subject to supervision and regulation by the FDIC (even though the FDIC is not its primary federal regulator).

Bank and Bank Holding Company Regulation — As noted above, both 1st Source and the Bank are subject to extensive regulation and supervision.

Bank Holding Company Act — Under the BHCA, as amended, the activities of a bank holding company, such as 1st Source, are limited to business so closely related to banking, managing or controlling banks as to be a proper incident thereto. 1st Source is also subject to capital requirements applied on a consolidated basis in a form substantially similar to those required of the Bank. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring, or holding more than 5% voting interest in any bank or bank holding company, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

The BHCA also restricts non-bank activities to those which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. As discussed below, the Gramm-Leach-Bliley Act, which was enacted in 1999, established a new type of bank holding company known as a "financial holding company," that has powers that are not otherwise available to bank holding companies.

Financial Institutions Reform, Recovery and Enforcement Act of 1989 — The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) reorganized and reformed the regulatory structure applicable to financial institutions generally.

The Federal Deposit Insurance Corporation Improvement Act of 1991 — The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was adopted to supervise and regulate a wide variety of banking issues. In general, FDICIA provides for the recapitalization of the Bank Insurance Fund (BIF), deposit insurance reform, including the implementation of risk-based deposit insurance premiums, the establishment of five capital levels for financial institutions

("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") that would impose more scrutiny and restrictions on less capitalized institutions, along with a number of other supervisory and regulatory issues.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 — Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Act) in September 1994. Beginning in September 1995, bank holding companies have the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provides that, subject to future action by individual states, a holding company has the right to convert the banks which it owns in different states to branches of a single bank. The states of Indiana and Michigan have adopted the interstate branching provisions of the Interstate Act.

Economic Growth and Regulatory Paperwork Reduction Act of 1996 — The Economic Growth and Regulatory Paperwork Reduction Act of 1996 (EGRPRA) was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies.

Gramm-Leach-Bliley Act of 1999 — The Gramm-Leach-Bliley Act of 1999 (the Act) is intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry, and other financial service providers. It provides financial organizations with the flexibility of structuring such affiliations through a holding company structure or through a financial subsidiary of a bank, subject to certain limitations. The Act establishes a new type of bank holding company, known as a financial holding company, that may engage in an expanded list of activities that are "financial in nature," which include securities and insurance brokerage, securities underwriting, insurance underwriting, and merchant banking. The Act also sets forth a system of functional regulation that makes the Federal Reserve the "umbrella supervisor" for holding companies, while providing for the supervision of the holding company's subsidiaries by other federal and state agencies. A bank holding company may not become a financial holding company if any of its subsidiary financial institutions are not well-capitalized or well-managed. Further, each bank subsidiary of the holding company must have received at least a satisfactory Community Reinvestment Act (CRA) rating. The Act also expands the types of financial activities a national bank may conduct through a financial subsidiary, addresses state regulation of insurance, generally prohibits unitary thrift holding companies organized after May 4, 1999, from participating in new financial activities, provides privacy protection for nonpublic customer information of financial institutions, modernizes the Federal Home Loan Bank system, and makes miscellaneous regulatory improvements. The Federal Reserve and the Secretary of the Treasury must coordinate their supervision regarding approval of new financial activities to be conducted through a financial holding company or through a financial subsidiary of a bank. While the provisions of the Act regarding activities that may be conducted through a financial subsidiary directly apply only to national banks, those provisions indirectly apply to state-chartered banks. In addition, the Bank is subject to other provisions of the Act, including those relating to CRA and privacy, regardless of whether 1st Source elects to become a financial holding company or to conduct activities through a financial subsidiary of the Bank. 1st Source does not, however, currently intend to file notice with the Board to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

Regulations Governing Capital Adequacy — The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If capital falls below the minimum levels established by these guidelines, a bank holding company or bank will be required to submit an acceptable plan for achieving compliance with the capital guidelines and will be subject to denial of applications and appropriate supervisory enforcement actions. The various regulatory capital requirements that 1st Source is subject to are disclosed in Part II, Item 8, Financial Statements and Supplementary Data — Note O of the Notes to Consolidated Financial Statements. Management of 1st Source believes that the risk-weighting of assets and the risk-based capital guidelines do not have a material adverse impact on 1st Source's operations or on the operations of the Bank.

Community Reinvestment Act — The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Regulations Governing Extensions of Credit — The Bank is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to 1st Source or its subsidiaries, or investments in its securities and on the use of its securities as collateral for loans to any borrowers. These regulations and restrictions may limit the ability of 1st Source to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, the BHCA and certain regulations of the Federal Reserve generally prohibit a bank from extending credit, engaging in a lease or sale of property, or furnishing services to a customer on the condition that the customer obtain additional services from the bank's holding company or from one of its subsidiaries.

The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and following credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons.

Reserve Requirements — The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Reserves of 3% must be maintained against net transaction accounts greater than $6.6 million and less than $45.4 million (subject to adjustment by the Federal Reserve) and reserves of 10% must be maintained against that portion of net transaction accounts in excess of $45.4 million.

Dividends — The ability of the Bank to pay dividends and management fees is limited by various state and federal laws, by the regulations promulgated by its primary regulators, and by the principles of prudent bank management.

Monetary Policy and Economic Control — The commercial banking business in which 1st Source engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount

window," open market operations, the imposition of changes in reserve requirements against member banks deposits and assets of foreign branches, and the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments, and deposits, and such use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance, and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of 1st Source and the Bank cannot be predicted.

Pending Legislation — Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress often considers a number of wide-ranging proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. It cannot be predicted whether or in what form any proposals will be adopted or the extent to which the business of 1st Source may be affected thereby.

BUSINESS RISKS

Like all other banking and financial service companies, 1st Source's business and results of operations are subject to a number of risks, many of which are outside of 1st Source's control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact 1st Source's business and future results of operations.

1st Source's success depends on its ability to compete effectively in the competitive financial services industry — 1st Source and its operating subsidiaries encounter strong competition for deposits, loans, and other financial services in all of its lines of business. 1st Source's principal competitors include other commercial banks, savings banks, credit unions, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, mortgage companies, private issuers of debt obligations, venture capital firms, and suppliers of other investment alternatives, such as securities firms and insurance companies. Some of its non-bank competitors are not subject to the same degree of regulation as 1st Source and its subsidiaries and have advantages over 1st Source in providing certain services. Many of 1st Source's competitors are significantly larger and have greater access to capital and other resources. In recent years there has been substantial consolidation among companies in the financial services industry. Such consolidation may increase competition. Further, 1st Source's ability to compete effectively is dependent on its ability to adapt successfully to technological and other changes within the banking and financial services industry .

1st Source's business may be adversely affected by the highly regulated environment in which it operates — 1st Source's failure to comply with the many requirements of state and federal law could lead to termination or suspension of its licenses, rights of rescission for borrowers, class action lawsuits, and administrative enforcement actions. Recently enacted and future legislation and regulations may have significant impact on the financial services industry. Regulatory or legislative changes could increase 1st Source's costs of doing business, restrict its access to new products or markets, cause 1st Source to change some of its products or the way it operates its different lines of business, or otherwise adversely affect its operations or the manner in which it conducts its business and, on the whole, adversely affect the profitability of its businesses.

1st Source may be adversely affected by a general deterioration in economic conditions — The risks associated with 1st Source's business are greater in periods of a slowing economy or recession. Economic declines may be accompanied by a decrease in demand for consumer and commercial credit and declining real estate and other asset values. Declining real estate and other asset values, particularly transportation related equipment, may reduce the ability of borrowers to use such equity to support borrowings. Delinquencies, foreclosures and losses generally increase during economic slow downs or recessions. Additionally, 1st Source's servicing costs, collection costs, and credit losses may also increase in periods of economic slow down or recession.

1st Source is subject to credit risk inherent in its loan portfolios — In the financial services industry, there is always a risk that certain borrowers may not repay borrowings. 1st Source maintains a reserve for loan losses to absorb the level of losses that it estimates to be probable in its portfolios. However, its reserve for loan losses may not be sufficient to cover the loan losses that it may actually incur. If 1st Source experiences defaults by borrowers in any of its businesses, 1st Source's earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality in its local business loan portfolio, and changes in national economic conditions could adversely affect the quality of its Specialty Finance Group's portfolio.

Certain 1st Source lending product lines continue to experience slow downs — 1st Source has specialty national businesses in commercial loans secured by transportation and construction equipment, including the financing of aircraft for dealers and air cargo operators, and the financing of vehicles for the rental and leasing industries. 1st Source's aircraft and auto rental businesses have been adversely affected by the slow down in the economy over the past two years. Aircraft and used automobile values have dropped precipitously. Customers who rely on the use of aircraft or automobiles to produce income have been negatively affected, and 1st Source has experienced substantial loan losses in the last two years primarily in its aircraft and auto rental financing units. Since some of the relationships in these industries are large (up to $15 million), such a slow down could have a significant adverse impact on 1st Source's performance.

1st Source could be adversely affected by the lingering threats of terrorist activity post September 11, 2001, and prolonged and increased political unrest in the Middle East — These factors are likely to persist throughout 2004. These factors could have a negative impact on the travel sensitive businesses for which 1st Source provides financing. Industry concentration limits have been established and are monitored to potentially mitigate these risks. In addition, 1st Source has experienced significant shrinkage in these businesses over the past two years. Although the market for used private aircraft appears to have stabilized during 2003, substantial collateral shortfalls still exist with many of 1st Source customers and the potential for continued losses remains possible.

1st Source may be adversely affected by interest rate changes — Although 1st Source actively manages its interest rate sensitivity, such management is not an exact science. Rapid increases or decreases in interest rates could adversely affect its net interest margin if changes in its cost of funds do not correspond to changes in income yields. Such fluctuations could also continue to negatively impact its mortgage banking operations, which are very interest rate sensitive, by

increasing the runoff rates in the servicing portfolio, reducing loan origination activities, or increasing funding costs. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of interest accrued into income, which could have a material adverse effect on 1st Source's results of operations. 1st Source recorded non-cash valuation adjustments in 2003 and 2002 for impairment of the carrying value of the mortgage servicing portfolio held by Trustcorp.

Provisions in 1st Source's restated articles of incorporation, by-laws, and Indiana law may delay or prevent an acquisition of 1st Source by a third party — 1st Source's restated articles of incorporation, by-laws, and Indiana law contain provisions that may make it more difficult for a third party to acquire 1st Source without the consent of its board of directors. These provisions could also discourage proxy contests and may make it more difficult for shareholders to elect their own representatives as directors and take other corporate actions.

Among other provisions, 1st Source's articles of incorporation authorize its board of directors to issue shares of preferred stock and to determine its terms, preferences, and other rights without shareholder approval. The issuance of preferred stock could discourage a third party from acquiring control of the company.

1st Source's by-laws do not permit cumulative voting of shareholders in the election of directors, allowing the holders of a majority of its outstanding shares to control the election of all its directors. 1st Source's by-laws also provide that only its board of directors, and not its shareholders, may adopt, alter, amend, and repeal its by-laws.

Indiana law provides several limitations that may discourage potential acquirers from purchasing its common shares. In particular, Indiana law prohibits business combinations with a person who acquires 10% or more of its common shares during the five-year period after the acquisition of 10% by that person or entity, unless the acquirer receives prior approval for the acquisition of the shares or business combination from its board of directors.

1st Source could be held responsible for environmental liabilities of properties acquired through foreclosure — Environmentally related hazards have become a source of high risk and potentially unlimited liability for financial institutions relative to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. To minimize this risk, 1st Source may require an environmental examination of, and report with respect to, the property of any borrower or prospective borrower if circumstances affecting the property indicate a potential for contamination, taking into consideration the potential loss to the institution in relation to the burdens to the borrower. Such examination must be performed by an engineering firm experienced in environmental risk studies and acceptable to the institution, and the costs of such examinations and reports are the responsibility of the borrower. These costs may be substantial and may deter a prospective borrower from entering into a loan transaction with 1st Source. 1st Source is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of 1st Source.

Item 2. Properties.

1st Source's headquarters building is located in downtown South Bend. In 1982, the land was leased from the City of South Bend on a 49-year lease, with a 50-year renewal option. The building is part of a larger complex, including a 300-room hotel and a 500-car parking garage. 1st Source sold the building and entered into a leaseback agreement with the purchaser for a term of 30 years. The bank building is a structure of approximately 160,000 square feet, with 1st Source and its subsidiaries occupying approximately 70% of the available office space and approximately 30% presently subleased to unrelated tenants.

1st Source also owns property and or buildings on which 41 of the Bank subsidiary's 60 banking centers are located, including the facilities in Allen, Elkhart, Fulton, Huntington, Kosciusko, LaPorte, Marshall, Porter, St. Joseph, Starke, and Wells Counties in the State of Indiana and Berrien County in the State of Michigan, as well as a computer operations center. In 1995, 1st Source reacquired its former headquarters building through foreclosure. It has been refurbished for additional tenants and 1st Source use. The remaining properties utilized by the Bank are leased from unrelated parties.

Item 3. Legal Proceedings.

On May 16, 2001, Airmotive, Inc., by and through the Official Unsecured Creditors' Committee of Airmotive, Inc. (the "Plaintiff"), commenced an adversary proceeding against the Bank and other entities and individuals. The proceeding was commenced in connection with the chapter 11 bankruptcy case of Airmotive, Inc. pending in the U.S. Bankruptcy Court, Central District of California. Other defendants in the proceeding are Airmotive Capital Group, Inc., Pacific Aerospace Finance Co., Aviation Finance Corp., Craig Garrick and Glenn Golenberg.

The Plaintiff alleges that the Bank and other defendants were the recipients of payments over approximately a four-year period made by Airmotive, Inc. while it was insolvent and for which it did not receive anything of reasonable equivalent value in return. Plaintiff also seeks recovery of such payments, or alternatively, damages equal to the aggregate amount of all unpaid creditor claims against the bankruptcy estate, on the basis that the Bank and other defendants exerted control over Airmotive, Inc. to the detriment of its creditors and also that the Bank aided and abetted Messrs. Garrick and Golenberg in the breach of their fiduciary duties to Airmotive, Inc. Plaintiff seeks recovery of an unspecified amount for the payments made to the Bank over the period, or alternatively, in excess of $10 million which it alleges represents the aggregate of all unpaid creditor claims against the bankruptcy estate.

The Bank has denied the substantive allegations as without merit and is defending the proceeding vigorously. The Bank also has filed counter and cross-claims against Plaintiff and the corporate defendants. Since commencement of the proceeding, the parties have engaged in substantial discovery and the discovery phase remains ongoing. Based upon the currently available information, management believes the ultimate resolution of the matter will not have any material adverse effect on 1st Source's consolidated financial position or results of operations, but there can be no assurance thereof. Absent a negotiated resolution, management expects that the discovery phase will conclude and a trial of the proceeding will be scheduled during 2004.

1st Source and its subsidiaries are involved in various other legal proceedings incidental to the conduct of their businesses. Management does not expect that the outcome of any such proceedings will have a material adverse effect on 1st Source's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

1st Source's common stock is traded on the Nasdaq Stock Market under the symbol "SRCE." The following table sets forth for each quarter the high and low sales prices for the common stock of 1st Source, as reported by Nasdaq, and the cash dividends paid per share for each quarter.

Common Stock Prices *(quarter ended)*	**2003 Sales Price**		**Cash Dividends**	2002 Sales Price		Cash Dividends
	High	**Low**	**Paid**	High	Low	Paid
March 31	**$17.52**	**$12.80**	**$ .090**	$25.45	$19.75	$ .090
June 30	**19.50**	**12.57**	**.090**	26.89	21.00	.090
September 30	**21.80**	**17.00**	**.090**	24.58	13.54	.090
December 31	**22.64**	**18.85**	**.100**	17.81	10.90	.090

As of December 31, 2003, there were 1,095 holders of record of 1st Source common stock.

Federal laws and regulations contain restrictions on the ability of 1st Source and the Bank to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, Business — Regulation and Supervision — Dividends and Part II, Item 8, Financial Statements and Supplementary Data — Note O of the Notes to Consolidated Financial Statements.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with 1st Source's Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

(Dollars in thousands, except per share amounts)	**2003**	2002	2001	2000	1999
Interest income	**$ 162,322**	$ 199,503	$ 245,566	$ 238,222	$ 202,070
Interest expense	**59,070**	80,817	126,957	134,288	104,401
Net interest income	**103,252**	118,686	118,609	103,934	97,669
Provision for loan losses	**17,361**	39,657	25,745	11,836	3,969
Net interest income after provision for loan losses	**85,891**	79,029	92,864	92,098	93,700
Noninterest income	**80,196**	73,117	87,026	68,553	58,659
Noninterest expense	**138,904**	140,741	121,683	104,513	99,536
Income before income taxes	**27,183**	11,405	58,207	56,138	52,823
Income taxes	**8,029**	1,366	19,709	18,565	17,055
Net income	**$ 19,154**	$ 10,039	$ 38,498	$ 37,573	$ 35,768
Assets at year end	**$3,330,153**	$ 3,407,468	$ 3,562,691	$ 3,182,181	$ 2,872,945
Long-term debt and mandatorily redeemable securities at year end	**22,082**	16,878	11,939	12,060	12,174
Shareholders' equity at year end	**314,691**	309,429	306,190	270,572	238,820
Basic net income per common share*	**0.92**	0.48	1.85	1.81	1.71
Diluted net income per common share*	**0.91**	0.47	1.82	1.79	1.69
Cash dividends per common share*	**.370**	.360	.351	.334	.284
Dividend payout ratio	**40.66%**	76.60%	19.29%	18.66%	16.80%
Return on average assets	**0.59%**	0.29%	1.14%	1.24%	1.31%
Return on average common equity	**6.12%**	3.23%	13.14%	14.88%	15.74%
Average common equity to average assets	**9.60%**	8.95%	8.69%	8.31%	8.29%

*All per share amounts have been restated for stock dividends.

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing 1st Source's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and statistical data presented in this document.

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains "forward-looking statements" about 1st Source. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions indicate forward-looking statements. Those statements, including statements, projections, estimates, or assumptions concerning future events or performance, and other statements that are other than statements of historical fact, are subject to material risks and uncertainties. 1st Source cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. 1st Source may make other written or oral forward-looking statements from time to time. Readers are advised that various important factors could cause 1st Source's actual results or circumstances for future periods to differ materially from those anticipated or projected in such forward-looking statements. Such factors include, but are not limited to, changes in laws, regulations, or accounting principles generally accepted in the United States; 1st Source's competitive position within its markets served; increasing consolidation within the banking industry; unforeseen changes in interest rates; unforeseen changes in loan prepayment assumptions; unforeseen downturns in the local, regional, or national economies or in the industries in which 1st Source has credit concentrations; and the matters described under Part I, Item 1, Business — Business Risks. 1st Source undertakes no obligation to publicly update or revise any forward-looking statements.

CRITICAL ACCOUNTING POLICIES

1st Source's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates or judgments reflect management's view of the most appropriate manner in which to record and report 1st Source's overall financial performance. Because these estimates or judgments are based on current circumstances, they may change over time or prove to be inaccurate based on actual experience. As such, changes in these estimates, judgments, and/or assumptions may have a significant impact on the financial statements. All accounting policies are important, and all policies described in Part II, Item 8, Financial Statements and Supplementary Data, Note A (Note A), which begins on page 30, should be reviewed for a greater understanding of how 1st Source's financial performance is recorded and reported.

1st Source has identified three policies as being critical because they require management to make particularly difficult, subjective and/or complex estimates or judgments about matters that are inherently uncertain and because the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the determination of the reserve for loan losses, the valuation of mortgage servicing rights, and the valuation of repossessed assets. Management has used the best information available to make the estimations or judgments necessary to value the related assets and liabilities. Actual performance that differs from estimates or judgments and future changes in the key variables could change future valuations and impact net income. Management has reviewed the application of these policies with the Audit Committee of 1st Source's Board of Directors. A brief discussion of 1st Source's critical accounting policies appears below.

Reserve for Loan Losses — The reserve for loan losses represents management's estimate of probable losses inherent in the loan portfolio and the establishment of a reserve that is sufficient to absorb those losses. In determining an adequate reserve, management makes numerous judgments, assumptions, and estimates based on continuous review of the loan portfolio, estimates of future customer performance, collateral values, and disposition, as well as historical loss rates and expected cash flows. In assessing these factors, management benefits from a lengthy organizational history and experience with credit decisions and related outcomes. Nonetheless, if management's underlying assumptions prove to be inaccurate, the reserve for loan losses would have to be adjusted. 1st Source's accounting policy related to the reserve is disclosed in Note A under the heading "Reserve for Loan Losses" on page 31.

Mortgage Servicing Rights Valuation — 1st Source recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights whether the servicing rights are acquired through purchases or through originated loans. Mortgage servicing rights do not trade in an active open market with readily observable market prices. Although sales of mortgage servicing rights do occur, the precise terms and conditions may not be readily available. As such, the value of mortgage servicing assets are established and valued using discounted cash flow modeling techniques which require management to make estimates regarding estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors. The expected and actual rates of mortgage loan prepayments are the most significant factors driving the value of mortgage servicing assets. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. In determining the fair value of the mortgage servicing assets, mortgage interest rates, which are used to determine prepayment rates, and discount rates are held constant over the estimated life of the portfolio. Expected mortgage loan prepayment rates are derived from a third-party model and adjusted to reflect 1st Source's actual prepayment experience. Mortgage servicing assets are carried at the lower of the initial capitalized amount, net of accumulated amortization or fair value. The values of these assets are sensitive to changes in the assumptions used and readily available market pricing does not exist. The valuation of mortgage servicing assets is discussed further in Note A under the heading "Mortgage Banking Activities" on page 31.

Repossessed Assets Valuation — The majority of 1st Source's repossessed assets consist of specialty finance equipment, including aircraft, construction equipment, and vehicles acquired through foreclosure or in lieu of foreclosure. Repossessed assets are valued at lower of cost or fair market value. 1st Source must estimate the fair value of these repossessions as they are traded in limited markets. 1st Source generally estimates fair value based on the best estimate of liquidation value. Sources typically include vehicle and equipment dealers, valuation guides, and other third parties, including appraisers. Due to the nature of these repossessed assets the fair value estimates are sensitive to environment and economic factors, including, but not limited to, their use before

repossession, condition, age, and limited resale market for such assets. The valuation of repossessed assets is discussed further in Note A under the heading "Repossessed Assets" on page 32.

EARNINGS SUMMARY

Net income in 2003 was $19.15 million, up from $10.04 million in 2002 and down from $38.50 million in 2001. Diluted net income per common share was $0.91 in 2003, $0.47 in 2002, and $1.82 in 2001. Return on average total assets was 0.59% in 2003, compared to 0.29% in 2002, and 1.14% in 2001. Return on average common equity was 6.12% in 2003 versus 3.23% in 2002, and 13.14% in 2001.

Net income in 2003 was unfavorably affected by reduced average loan outstandings, lower net interest margin, continued high costs to secure and dispose of collateral, and impairment charges for the securitization retained asset, prior to the purchase of the securitized loan portfolio. On a positive note, on a year-over-year basis impairment charges were dramatically reduced on mortgage servicing rights due to the increasing rates for home mortgages, loan charge-offs decreased significantly, and gains on mortgage loan sales were recorded in 2003. In addition, 1st Source was moderately successful in generating additional noninterest income in core services and products.

Dividends declared on common stock in 2003 amounted to $.370 per share, compared to $.360 in 2002, and $.351 in 2001. The level of earnings reinvested and dividend payouts are based on management's assessment of future growth opportunities and the level of capital necessary to support them.

Securitized Loan Portfolio Purchase — In December 2003, the Bank purchased its securitized loan portfolio for $226 million. For several years, 1st Source originated and serviced loans sold to and owned by the 1st Source Master Trust. The loans were secured by business or personal use aircraft or by car rental company vehicles, two of 1st Source's longstanding specialty finance product lines. The loans served as collateral for note certificates issued by the Master Trust and purchased by institutional investors.

At its peak in 2002, the Master Trust owned $400 million in aircraft and auto rental loans. However, because of increased costs, the growing complexity of managing off-balance sheet entities, and reduced loan demand, 1st Source stopped selling new loans to the Master Trust during the first quarter of 2003, and in May 2003, with the agreement of all interested parties, began a voluntary liquidation of the Master Trust. As previously reported, the credit insurer of the certificates issued by the Master Trust questioned the manner in which the Bank had handled certain loans in the portfolio and notified the trustee to retain excess cash in the Master Trust reserve account pending a response from 1st Source. 1st Source arranged for a detailed audit by an independent accounting firm, the results of which verified that the Bank had handled the loans in accordance with the agreements governing the Master Trust and consistent with industry standards.

After a comprehensive analysis, 1st Source decided to make an offer to purchase the portfolio back from the Master Trust for a variety of reasons. Demand for loans, in general, and particularly for loans for business or personal use aircraft, has remained soft, reducing the need for external sources of funding. Moreover, the costs of maintaining the Master Trust, including the time required to manage the issues associated with an "off-balance-sheet" entity, continued to increase. Purchasing the portfolio greatly simplifies the issues and enhances transparency by bringing the loans back "on-balance sheet." The purchase also simplifies 1st Source's relationships with customers that have had loans in both portfolios.

The portfolio purchased included $210.83 million in aircraft loans, $15.19 million in auto rental loans, and $4.39 million of loan-related assets. Excess cash of $24.53 million in the Master Trust was used to repay 1st Source its retained interest in the Master Trust. The Bank has established a loss reserve of $6.82 million against the portfolio, which is consistent with current loss reserves maintained for the Bank's on-balance sheet portfolios. The transaction did not materially change 1st Source's overall loan loss reserve as a percentage of loans outstanding, nor did it have a material impact on the results of operations in 2003.

Net Interest Income — Net interest income, the difference between income from earning assets and the interest cost of funding those assets, is 1st Source's primary source of earnings. Net interest income, on a fully taxable equivalent basis, decreased 12.79% in 2003, following a 0.09% decrease in 2002.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin on a fully taxable equivalent basis was 3.56% in 2003 compared to 3.87% in 2002, and 3.95% in 2001. The net interest margin was negatively impacted in 2003, primarily due to a moderate change in the mix of our earning assets and the decrease in the overall level of interest rates. In addition, fees on loans which are included in loan interest income decreased in 2003 from 2002 by $1.17 million due to the recognition of these fees over the life of the loans.

The yield on earning assets in 2003 was 5.54%, compared to 6.43% in 2002, and 8.07% in 2001. Average earning assets in 2003 decreased 5.33%, following a 2.15% increase in 2002. The effective rate on interest bearing liabilities was 2.38% in 2003, compared to 2.95% for 2002, and 4.68% for 2001.

The following table provides an analysis of net interest income and illustrates the interest income earned and interest expense charged for each major component of interest earning assets and interest bearing liabilities. The net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities:

		2003			2002			2001	
(Dollars in thousands)	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
ASSETS									
Investment securities									
Taxable	**$ 535,233**	**$ 18,410**	**3.44%**	$ 486,835	$ 21,359	4.39%	$ 434,154	$ 26,078	6.01%
Tax-exempt[1]	**167,740**	**8,306**	**4.95**	152,343	8,865	5.82	151,993	9,925	6.53
Mortgages held for sale	**112,157**	**6,496**	**5.79**	118,546	7,881	6.65	117,052	10,398	8.88
Net loans[2,3]	**2,091,004**	**131,186**	**6.27**	2,332,992	163,456	7.01	2,347,746	201,669	8.60
Other investments	**75,488**	**916**	**1.21**	58,916	1,078	1.83	32,462	820	2.53
Total earning assets	**2,981,622**	**165,314**	**5.54**	3,149,632	202,639	6.43	3,083,407	248,890	8.07
Cash and due from banks	**86,483**			91,217			99,453		
Reserve for loan losses	**(63,123)**			(59,171)			(50,895)		
Other assets	**253,192**			284,704			237,978		
Total assets	**$3,258,174**			$ 3,466,382			$ 3,369,943		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing deposits	**$2,145,467**	**$ 49,153**	**2.29%**	$ 2,408,801	$ 71,084	2.95%	$ 2,330,988	$ 108,069	4.64%
Short-term borrowings	**256,628**	**5,121**	**2.00**	270,747	5,659	2.09	325,456	14,455	4.44
Subordinated notes	**55,604**	**3,804**	**6.84**	46,010	3,249	7.06	44,750	3,560	7.96
Long-term debt and mandatorily redeemable securities	**20,132**	**992**	**4.93**	13,066	825	6.31	12,078	873	7.23
Total interest bearing liabilities	**2,477,831**	**59,070**	**2.38**	2,738,624	80,817	2.95	2,713,272	126,957	4.68
Noninterest bearing deposits	**413,794**			362,509			305,373		
Other liabilities	**53,756**			54,837			58,312		
Shareholders' equity	**312,793**			310,412			292,986		
Total liabilities and shareholders' equity	**$3,258,174**			$ 3,466,382			$ 3,369,943		
Net interest income		**$ 106,244**			$ 121,822			$ 121,933	
Net interest margin on a tax equivalent basis			**3.56%**			3.87%			3.95%

[1] Interest income includes the effects of tax equivalent adjustments, using a 35% rate. Tax equivalent adjustments were $2,692 in 2003, $2,828 in 2002 and $3,058 in 2001.

[2] Loan income includes fees on loans of $4,102 in 2003, $5,042 in 2002 and $6,394 in 2001. Loan income also includes the effects of tax equivalent adjustments, using a 35% rate. Tax equivalent adjustments were $300 in 2003, $308 in 2002 and $266 in 2001.

[3] For purposes of this computation, nonaccruing loans are included in the average loan balance outstanding.

The following table shows changes in tax equivalent interest earned and interest paid, resulting from changes in volume and changes in rates:

(Dollars in thousands)	Increase (Decrease) due to* Volume	Rate	Net
2003 compared to 2002			
Interest earned on:			
Investment securities:			
Taxable	**$ 2,531**	**$ (5,480)**	**$ (2,949)**
Tax-exempt	**1,184**	**(1,743)**	**(559)**
Mortgages held for sale	**(405)**	**(980)**	**(1,385)**
Net loans	**(15,914)**	**(16,356)**	**(32,270)**
Other investments	**841**	**(1,003)**	**(162)**
Total earning assets	**$(11,763)**	**$(25,562)**	**$(37,325)**
Interest paid on:			
Interest bearing deposits	**$ (7,200)**	**$(14,731)**	**$(21,931)**
Short-term borrowings	**(300)**	**(238)**	**(538)**
Subordinated notes	**652**	**(97)**	**555**
Long-term debt and mandatorily redeemable securities	**280**	**(113)**	**167**
Total interest bearing liabilities	**(6,568)**	**$(15,179)**	**$(21,747)**
Net interest income	**$ (5,195)**	**$(10,383)**	**$(15,578)**
2002 compared to 2001			
Interest earned on:			
Investment securities:			
Taxable	$ 3,867	$ (8,585)	$ (4,718)
Tax-exempt	21	(1,081)	(1,060)
Mortgages held for sale	128	(2,645)	(2,517)
Net loans	(1,345)	(36,869)	(38,214)
Other investments	390	(132)	258
Total earning assets	$ 3,061	$(49,312)	$(46,251)
Interest paid on:			
Interest bearing deposits	$ 3,861	$(40,846)	$(36,985)
Short-term borrowings	(2,124)	(6,672)	(8,796)
Subordinated notes	107	(418)	(311)
Long-term debt and mandatorily redeemable securities	88	(136)	(48)
Total interest bearing liabilities	$ 1,932	$(48,072)	$(46,140)
Net interest income	$ 1,129	$ (1,240)	$ (111)

*The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Noninterest Income — Noninterest income for the most recent three years ended December 31 was as follows:

(Dollars in thousands)	**2003**	2002	2001
Noninterest income:			
Trust fees	**$10,664**	$10,252	$ 9,672
Service charges on deposit accounts	**15,532**	14,947	11,714
Mortgage banking	**19,451**	7,593	24,531
Securitization income	**3,206**	4,833	5,714
Insurance commissions	**3,047**	2,431	2,202
Equipment rental income	**25,448**	28,773	26,249
Other income	**6,784**	7,124	6,505
Investment securities and other investment (losses) gains	**(3,936)**	(2,836)	439
Total noninterest income	**$80,196**	$73,117	$87,026

On the strength of mortgage banking, noninterest income was up 9.68% in 2003. Growth in trust and deposit fees and insurance commission income also contributed to the increase in noninterest income in 2003.

Mortgage banking income increased 156.17% in 2003 from 2002 compared to a decrease of 69.05% in 2002 from 2001. The increase in 2003 was the result of the strong mortgage origination market driven by the historically low interest rate environment and increased mark to market gains on pipeline loans as mortgage rates continued to fall. In 2001, a sale of approximately $1.0 billion of bulk mortgage servicing rights, resulted in an $11.06 million gain. In 2003

and 2002, respectively, there were impairments of mortgage servicing assets of $0.58 million and $7.33 million. During 2003, 1st Source determined that $4.63 million of impairment was unrecoverable and was recorded as a direct write-down to the carrying value of the asset.

Securitization income was down 33.66% in 2003 from 2002 compared to a decrease of 15.42% in 2002 from 2001. In the first half of 2003, 1st Source began allowing the Master Trust to liquidate due to adequate capital and liquidity to hold the loans, otherwise eligible for securitization, on the balance sheet, and the desire to eliminate the expenses associated with securitization. This resulted in lower gains on loan sales and reduced servicing income for 2003. Servicing income was $3.50 million, $3.78 million and $3.44 million in 2003, 2002, and 2001, respectively. Gains (losses) on loan sales were $(0.30) million, $1.05 million, and $2.27 million in 2003, 2002, and 2001, respectively. In December 2003, the remaining securitized loans were purchased by the Bank.

Trust fees increased by 4.01% in 2003 from 2002 compared to an increase of 6.00% in 2002 over 2001. These increases are reflective of the increase in new clients bringing assets to 1st Source for management and the improvement in the equity markets.

Service charges on deposit accounts increased 3.91% in 2003 from 2002 compared to an increase of 27.60% in 2002 from 2001. The increase in 2003 is attributed primarily to greater transaction account volume and fewer fees waived. In 2002, overdraft, business service, and debit card fees primarily accounted for the increase in service charges on deposit accounts along with increases in transaction account volume, attributed primarily to branch acquisitions in 2001.

Insurance commissions are up 25.34% in 2003 from 2002 compared to an increase of 10.40% in 2002 from 2001. The increases for 2003 and 2002 are attributed to growth in commercial lines and higher premiums.

Equipment rental income generated from operating leases declined by 11.56% during 2003 from 2002 compared to an increase of 9.62% in 2002 from 2001. Revenues from operating leases for construction equipment, automobiles, and other equipment declined due to the soft economy.

Other income decreased 4.77% in 2003 from 2002 compared to an increase of 9.52% in 2002 from 2001. The decrease in 2003 is primarily the result of the deferral of standby letters of credit fees of $0.22 million. The increase in 2002 from 2001 was primarily the result of $0.56 million of gains recorded on trading account securities.

Included in investment securities and other investment losses in 2003 and 2002, are impairment charges on the securitization retained asset, prior to purchase of loans, of $2.99 million and $1.49 million, respectively. The majority of the 2003 impairment, $2.47 million, was taken in the third quarter. This charge was the result of a change in assumption in the model used to estimate the value of the Bank's retained interest asset. The model assumed monthly payments of excess cash in the securitization. However, in September 2003, the credit insurer of the Master Trust's indebtedness to note holders delivered a notice to the trustee of the Master Trust directing the trustee to retain the excess cash in the Master Trust. The stated basis for the directive was the credit insurer's belief that an "Early Amortization Event" *(as defined in the Master Trust agreements) had occurred citing purported deficiencies in the loan servicing practices of the Bank.* As a consequence, the excess cash was retained in the Master Trust. 1st Source changed the model assumption relating to excess cash receipts, to assume all cash would be received upon completion of the liquidation of the Master Trust. The change in assumption led to the $2.47 million impairment charge. The remainder of the 2003 impairment charge of $0.52 million and the $1.49 million impairment charge recorded in 2002 was mainly the result of decreased credit quality and the general decline in aircraft and auto values. There were no impairment charges relating to the securitization in 2001.

The balance of the net investment securities and other investment (losses) gains in 2003, 2002, and 2001 were primarily the result of valuation adjustments on venture capital and other investments.

Noninterest Expense — Noninterest expense for the recent three years ended December 31 was as follows:

(Dollars in thousands)	**2003**	2002	2001
Noninterest expense:			
Salaries and employee benefits	**$ 69,457**	$ 67,398	$ 62,614
Net occupancy expense	**6,881**	6,861	6,199
Furniture and equipment expense	**10,363**	10,719	9,428
Depreciation — leased equipment	**19,773**	23,494	21,034
Supplies and communication	**6,163**	6,582	6,498
Business development and marketing expense	**3,480**	3,006	4,359
Intangible asset amortization	**2,748**	2,136	429
Loan collection and repossession expense	**8,112**	9,851	809
Other expense	**11,927**	10,694	10,313
Total noninterest expense	**$ 138,904**	$ 140,741	$ 121,683

1st Source experienced a decrease in noninterest expense of 1.31% in 2003 from 2002 compared to a 15.66% increase in 2002 from 2001. The leading factors contributing to the decrease in noninterest expense in 2003 were reduced depreciation on leased equipment, a decrease in loan collection and repossession expenses, and lower supplies and communications expenses offset by increases in salaries and benefits, intangible asset amortization, and other expenses. The leading factors contributing to the increase in 2002 from 2001 include the effects of a full year of operations relating to the 2001 branch acquisitions, an increase in loan collection and repossession expenses, higher depreciation charges on leased equipment, and increased intangible asset amortization.

Salaries and employee benefits increased 3.05% in 2003 from 2002, following a 7.64% increase in 2002 from 2001. Salaries decreased 2.55% in 2003 and increased 12.76% in 2002. The largest component of the 2003 decrease was the impact of the capitalization of $2.65 million in salaries and benefits in connection with the deferral of loan origination costs, whereas the increase in 2002 was the result of the first full year of operations for the branches acquired in 2001. The number of full-time equivalent employees was 1,220 at the end of 2003, compared to 1,233 and 1,260 at the end of 2002 and 2001, respectively. Employee benefits increased 31.83% in 2003, following a 12.70% decrease in 2002. The 2003 change in employee benefits was primarily the result of increased executive incentives combined with an increase in group insurance expense. In 2002, the decrease in employee benefits was primarily the result of lower executive incentives offset by an increase in group insurance expense.

Occupancy expense increased by 0.29% in 2003 from 2002, compared to a 10.68% increase in 2002 from 2001. The normal annual lease and operating cost increases in 2003 exceeded the impact of three branch closings. In addition, Indiana property taxes decreased due to the state wide property reassessment. In contrast, the 2002 increase was due to the 17 branches acquired in 2001, 13 of which were acquired in the fourth quarter.

Furniture and equipment expense, including depreciation, decreased in 2003 from 2002 by 3.32%, compared to a 13.69% increase in 2002 from 2001. The decrease in 2003 is the result of reduced equipment repair costs offset by increased computer processing charges. The increase in 2002 is attributed primarily to upgrades in hardware and computer systems and increased computer processing charges relating to the new branches acquired during 2001.

Depreciation on operating leases decreased 15.84% in 2003, following an 11.70% increase in 2002. Compared to the increase in 2002, the operating lease portfolio declined in 2003 due to the slow economy.

Supplies and communications expense decreased 6.37% in 2003 from 2002, compared to a 1.29% increase in 2002 from 2001. The decrease in 2003 was due to continued cost controls over printing, supplies, and communications.

Business development and marketing expense increased 15.77% in 2003 from 2002, compared to a decrease of 31.04% in 2002 from 2001. During 2003, 1st Source continued to engage in effective target advertising and marketing campaigns. Additionally, charitable contributions increased in 2003 compared to 2002. The increased expense in 2001 was primarily the result of marketing efforts in the newly acquired branches.

Finite-lived intangible asset amortization increased $0.61 million in 2003 from 2002 compared to a $1.71 million increase in 2002 from 2001. The increase in 2003 was due to the full year effect of amortization on finite-lived intangible assets. The increase in 2002 was attributed to core deposit intangibles amortization from the prior year branch acquisitions.

Loan collection and repossession expenses decreased $1.74 million in 2003 from 2002 compared to a significant $9.04 million increase in 2002 from 2001. The 2003 decrease was the result of fewer valuation adjustments recorded on repossessed assets netted against increased legal and collection efforts. The 2002 increase reflects the collection costs and valuation adjustments on the substantial nonperforming asset portfolio held during the year.

An increase of 11.53% occurred in other expenses during 2003, compared to a 3.69% increase in 2002 from 2001. The primary cause of the increase was due to increased insurance costs, professional fees, and losses on the disposal of fixed assets. During 2003, 1st Source and Trustcorp experienced a favorable reduction in fraud and forgery losses compared to 2002.

Income Taxes — 1st Source recognized income tax expense in 2003 of $8.03 million, compared to $1.37 million in 2002, and $19.71 million in 2001. The effective tax rate in 2003 was 29.54% compared to 11.98% in 2002, and 33.86% in 2001. The effective tax rate in 2003 compared to 2002 was due to tax-exempt income remaining constant while net income before tax increased. For detailed analysis of 1st Source's income taxes see Part II, Item 8, Financial Statements and Supplementary Data — Note L of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan Portfolio — The following table shows 1st Source's loan distribution at the end of each of the last five years as of December 31:

(Dollars in thousands)	**2003**	2002	2001	2000	1999
Commercial and agricultural loans	**$ 402,905**	$ 428,367	$ 460,373	$ 496,303	$ 455,560
Truck and automobile financing	**491,052**	445,195	344,014	259,382	215,390
Aircraft financing	**489,155**	323,802	514,573	508,278	422,076
Construction equipment financing	**219,562**	303,126	328,004	272,250	244,745
Loans secured by real estate	**533,749**	567,950	586,580	593,287	526,929
Consumer loans	**94,577**	111,012	128,305	127,808	134,017
Total loans	**$2,231,000**	$ 2,179,452	$ 2,361,849	$ 2,257,308	$ 1,998,717

At December 31, 2003, 12.8% and 13.4% of total loans was concentrated with borrowers in trucking and truck leasing and aircraft operators and dealers, respectively.

Average loans, net of unearned discount, decreased 10.37% in 2003 following a 0.63% decrease in 2002. Loans, net of unearned discount, at December 31, 2003 were $2.23 billion and were 66.99% of total assets, compared to $2.18 billion or 63.96% of total assets at December 31, 2002.

Commercial and agricultural lending outstandings, excluding those secured by real estate, decreased 5.94% during 2003. Many of the industries 1st Source serves experienced a marked decline in business activity in 2003, resulting in reduced loan needs.

Truck and automobile financing increased 10.30% in 2003. The largest increase was in medium and heavy duty truck loans which experienced growth of $21.18 million, or 10.74%, in 2003. Much of this increase can be attributed to the rigorous sales force which captured a large share of available market despite decreased demand for medium and heavy duty trucks. Other loans in this category include automobile and light truck and environmental equipment financing which grew by 14.60% and 0.46%, respectively. The overriding factor contributing to the increase in automobile and light truck financing was the purchase of $15.19 million of loans from the securitized loan portfolio. Excluding the impact of the purchase, automobile and light truck financing increased 5.48% during 2003.

Aircraft financing at year-end 2003 increased 51.07% from year-end 2002. The majority of this increase can be attributed to the purchase of $210.83 million of aircraft loans from the securitized loan portfolio. Without this acquisition, aircraft financing for 2003 decreased approximately 14.05% due to run-off of the portfolio, continued poor economic conditions, and decreased demand for loans for business or personal aircraft.

Construction equipment financing decreased 27.57% in 2003 following a 7.58% decrease in 2002. This division continued to be negatively impacted by the sluggish economy.

Loans secured by real estate decreased 6.02% during 2003. This decrease was due to declines in the year-end balances of portfolio mortgage loans. Residential mortgage loan refinancing was heavy through most of the year as customers took advantage of record low fixed interest rates. All of these low interest rate loans were sold off into the secondary market.

Consumer loans decreased 14.81% in 2003 compared to a decrease of 13.48% for 2002. Consumer fears over the slow economy remained strong which lead to a decrease in loan demand and stagnant growth in this area. In addition, mortgage refinancings allowed consumers to pay down other debt.

The following table shows the maturities of loans in the categories of commercial and agriculture, truck and automobile, aircraft and construction equipment outstanding as of December 31, 2003. The amounts due after one year are also classified according to the sensitivity to changes in interest rates.

(Dollars in thousands)	0 – 1 Year	1 – 5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 292,234	$ 108,817	$ 1,854	$ 402,905
Truck and automobile financing	209,763	276,345	4,944	491,052
Aircraft financing	172,269	295,929	20,957	489,155
Construction equipment financing	84,353	134,326	883	219,562
Total	**$ 758,619**	**$ 815,417**	**$ 28,638**	**$1,602,674**

Rate Sensitivity *(Dollars in thousands)*	Fixed Rate	Variable Rate	Total
1 – 5 Years	$ 500,891	$ 314,526	$ 815,417
Over 5 Years	8,188	20,450	28,638
Total	**$ 509,079**	**$ 334,976**	**$ 844,055**

CREDIT EXPERIENCE

Reserve for Loan Losses — 1st Source's reserve for loan losses is provided for by direct charges to operations. Losses on loans are charged against the reserve and likewise, recoveries during the period for prior losses are credited to the reserve. Management evaluates the adequacy of the reserve quarterly, reviewing all loans over a fixed-dollar amount ($50,000), where the internal credit rating is at or below a predetermined classification, actual and anticipated loss experience, current economic events in specific industries, and other pertinent factors including general economic conditions. Determination of the reserve is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or fair value of collateral on collateral-dependent impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of economic trends, all of which may be susceptible to significant change. Management of 1st Source reviews the status of the loan portfolio to identify borrowers that might develop financial problems, in order to aid borrowers in the handling of their accounts and to mitigate losses. See Part II, Item 8, Financial Statements and Supplementary Data — Note A of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the adequacy of the reserve for loan losses.

The reserve for loan losses at December 31, 2003 totaled $70.05 million and was 3.14% of loans, compared to $59.22 million or 2.72% of loans at December 31, 2002 and $57.62 million or 2.44% of loans at December 31, 2001. It is management's opinion that the reserve for loan losses is adequate to absorb losses inherent in the loan portfolio as of December 31, 2003.

The provision for loan losses for 2003 was $17.36 million, compared to $39.66 million in 2002 and $25.75 million in 2001. The decrease in the provision is consistent with the lower charge-offs and the stabilization of the loan portfolio. Losses on loans to aircraft dealers and operators and loans secured by construction equipment remained relatively high in 2003, but the aircraft portfolio continued to show improving trends. Net charge-offs to aircraft dealers and operators were $5.05 million, $26.48 million and $5.21 million in 2003, 2002, and 2001, respectively. The reserve for loan losses increased $6.82 million, $0, and $0.60 million in 2003, 2002, and 2001, respectively, for reserves acquired in acquisitions.

The following table summarizes the 1st Source's loan loss experience for each of the last five years ended December 31:

(Dollars in thousands)	**2003**	2002	2001	2000	1999
Amounts of loans outstanding at end of period	**$2,231,000**	$ 2,179,452	$ 2,361,849	$ 2,257,308	$ 1,998,717
Average amount of net loans outstanding during period	**$2,091,004**	$ 2,332,992	$ 2,347,746	$ 2,156,489	$ 1,864,189
Balance of reserve for loan losses at beginning of period	**$ 59,218**	$ 57,624	$ 44,644	$ 40,210	$ 38,629
Charge-offs:					
Commercial and agricultural loans	**1,187**	2,376	4,916	1,818	895
Truck and automobile financing	**2,858**	7,151	753	109	3
Aircraft financing	**6,877**	27,401	5,584	4,987	-
Construction equipment financing	**4,712**	2,326	762	393	510
Loans secured by real estate	**344**	340	215	30	105
Consumer loans	**1,560**	2,127	2,102	1,738	1,514
Total charge-offs	**17,538**	41,721	14,332	9,075	3,027
Recoveries:					
Commercial and agricultural loans	**519**	1,311	328	298	110
Truck and automobile financing	**1,182**	616	71	631	52
Aircraft financing	**1,698**	759	92	230	-
Construction equipment financing	**248**	465	129	50	34
Loans secured by real estate	**11**	26	-	2	25
Consumer loans	**523**	481	351	462	418
Total recoveries	**4,181**	3,658	971	1,673	639
Net charge-offs	**13,357**	38,063	13,361	7,402	2,388
Provisions charged to operating expense	**17,361**	39,657	25,745	11,836	3,969
Reserves acquired in acquisitions	**6,823**	-	596	-	-
Balance at end of period	**$ 70,045**	$ 59,218	$ 57,624	$ 44,644	$ 40,210
Ratio of net charge-offs to average net loans outstanding	**0.64%**	1.63%	0.57%	0.34%	0.13%

Net charge-offs as a percentage of average loans by portfolio type follow:

	2003	2002	2001	2000	1999
Commercial and agricultural	**0.16%**	0.23%	0.96%	0.31%	0.18%
Truck and automobile financing	**0.36**	1.56	0.22	(0.21)	(0.02)
Aircraft financing	**1.73**	6.40	1.03	1.04	-
Construction equipment financing	**1.67**	0.55	0.21	0.13	0.21
Loans secured by real estate	**0.03**	0.03	0.02	-	0.01
Consumer loans	**0.19**	0.28	0.29	0.23	0.22
Total net charge-offs to average portfolio loans	**0.64%**	1.63%	0.57%	0.34%	0.13%

The reserve for loan losses has been allocated according to the amount deemed necessary to provide for the possibility of losses being incurred within the categories of loans set forth in the table below. The amount of such components of the reserve at December 31 and the ratio of such loan categories to total outstanding loan balances, are as follows:

	2003		2002		2001		2000		1999	
(Dollars in thousands)	**Reserve Amount**	**Percent of Loans in Each Category to Total Loans**	Reserve Amount	Percent of Loans in Each Category to Total Loans	Reserve Amount	Percent of Loans in Each Category to Total Loans	Reserve Amount	Percent of Loans in Each Category to Total Loans	Reserve Amount	Percent of Loans in Each Category to Total Loans
Commercial and agricultural loans	**$ 9,589**	**18.06%**	$ 11,163	19.65%	$ 14,247	19.49%	$ 15,532	21.99%	$ 9,495	22.79%
Truck and automobile financing	**13,966**	**22.01**	11,006	20.43	9,924	14.57	5,764	11.49	4,308	10.78
Aircraft financing	**31,733**	**21.93**	21,603	14.86	19,987	21.79	12,884	22.52	15,530	21.12
Construction equipment financing	**9,061**	**9.84**	9,394	13.91	6,463	13.89	5,304	12.06	5,406	12.25
Loans secured by real estate	**3,798**	**23.92**	3,656	26.06	4,268	24.84	2,692	26.28	3,091	26.36
Consumer loans	**1,898**	**4.24**	2,396	5.09	2,735	5.42	2,468	5.66	2,380	6.70
Total	**$ 70,045**	**100.00%**	$ 59,218	100.00%	$ 57,624	100.00%	$ 44,644	100.00%	$ 40,210	100.00%

Nonperforming Assets — 1st Source's policy is to discontinue the accrual of interest on loans where principal or interest is past due and remains unpaid for 90 days or more, except for mortgage loans, which are placed on nonaccrual at the time the loan is placed in foreclosure. Nonperforming assets amounted to $36.83 million at December 31, 2003 compared to $64.12 million at December 31, 2002, and $43.29 million at December 31, 2001. Impaired loans totaled $60.04 million, $60.10 million, and $45.40 million at December 31, 2003, 2002, and 2001, respectively. During 2003, interest income which would have been recorded on nonaccrual loans under their original terms was $3.66 million, compared to $3.92 million in 2002. Interest income that was recorded on nonaccrual loans was $0.84 million and $1.08 million in 2003 and 2002, respectively.

The overall decrease in nonperforming assets for 2003 is primarily the result of the disposition of repossessed assets. The repossessions were primarily attributed to defaulted loans to air cargo businesses and aircraft dealers and operators. In addition, there was a decrease in nonaccrual loans as 1st Source continued to work to resolve problem credits.

Nonperforming assets at December 31 *(Dollars in thousands)*	**2003**	2002	2001	2000	1999
Loans past due over 90 days	**$ 212**	$ 154	$ 453	$ 385	$ 254
Nonaccrual loans and restructured loans:					
Commercial and agricultural	**2,578**	4,819	6,580	8,044	6,542
Truck and automobile financing	**4,242**	6,114	3,746	1,769	-
Aircraft financing	**12,900**	12,281	16,365	2,725	323
Construction equipment financing	**4,663**	9,844	5,126	3,026	2,141
Loans secured by real estate	**1,786**	2,191	3,349	2,755	2,485
Consumer loans	**916**	415	659	849	476
Total nonaccrual loans and restructured loans	**27,085**	35,664	35,825	19,168	11,967
Total nonperforming loans	**27,297**	35,818	36,278	19,553	12,221
Other real estate	**3,010**	4,362	3,137	1,698	1,167
Repossessions:					
Commercial and agricultural	**34**	-	-	157	-
Truck and automobile financing	**847**	1,364	2,590	341	352
Aircraft financing	**4,551**	19,242	770	1,700	-
Construction equipment financing	**753**	681	53	913	308
Consumer loans	**78**	56	96	100	135
Total repossessions	**6,263**	21,343	3,509	3,211	795
Operating leases	**257**	2,594	369	534	1,172
Total nonperforming assets	**$ 36,827**	$ 64,117	$ 43,293	$ 24,996	$ 15,355
Nonperforming loans to loans, net of unearned discount	**1.22%**	1.64%	1.54%	0.87%	0.61%
Nonperforming assets to loans and leases, net of unearned discount	**1.59%**	2.79%	1.74%	1.06%	0.74%

Potential Problem Loans — At December 31, 2003, management was not aware of any potential problem loans that would have a material effect on loan delinquency or loan charge-offs. However, the value of collateral securing many aircraft loans has deteriorated over the past two years and 1st Source collateral coverage rates have decreased. If a customer were to fail, 1st Source may not be able to rely on the collateral value to mitigate losses. Loans and leases are subject to continual review and are given management's attention whenever a problem situation appears to be developing.

INVESTMENT PORTFOLIO

Securities at year-end 2003 increased 17.93% from 2002, following a 1.43% decrease from year-end 2001 to year-end 2002. Securities at December 31, 2003 were $763.76 million or 22.93% of total assets, compared to $647.62 million or 19.00% of total assets at December 31, 2002.

The carrying amounts of securities available-for-sale as of December 31 are summarized as follows:

(Dollars in thousands)	**2003**	2002	2001
U.S. Treasury and government agencies and corporations	**$504,722**	$391,653	$434,867
States and political subdivisions	**171,515**	156,010	144,000
Other securities	**87,526**	99,954	78,174
Total securities available-for-sale	**$763,763**	$647,617	$657,041

The following table shows the maturities of securities available-for-sale at December 31, 2003, at the carrying amounts and the weighted average yields of such securities:

(Dollars in thousands)	Amount	Yield[1]
U.S. Treasuries and agencies		
Under 1 year	$ 60,796	3.42%
1 - 5 years	382,693	2.37
5 - 10 years	11,493	2.31
Over 10 years	49,740	2.71
Total U.S. Treasuries and agencies	**504,722**	**2.53**
State and political subdivisions		
Under 1 year	30,767	5.99
1 - 5 years	126,380	3.77
5 - 10 years	13,857	6.72
Over 10 years	511	3.78
Total state and political subdivisions	**171,515**	**4.41**
Other securities		
Under 1 year	840	5.30
1 - 5 years	8,796	2.90
5 - 10 years	75	6.55
Over 10 years	4,638	2.32
Marketable equity securities	73,177	4.36
Total other securities	**87,526**	**4.11**
Total securities available-for-sale	**$763,763**	**3.13%**

[1] Weighted average yields are based on amortized cost. Yields on tax-exempt obligations are calculated on a fully tax equivalent basis assuming a 35% tax rate. Marketable equity securities are excluded.

DEPOSITS

The average daily amounts of deposits and rates paid on such deposits are summarized as follows:

	2003		2002		2001	
(Dollars in thousands)	**Amount**	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 413,794**	**-%**	$ 362,509	-%	$ 305,373	-%
Interest bearing demand deposits	**645,131**	**0.79**	686,763	1.40	596,330	2.82
Savings deposits	**233,737**	**0.53**	232,067	1.20	165,820	1.78
Other time deposits	**1,266,599**	**3.38**	1,489,971	3.94	1,568,838	5.63
Total	**$2,559,261**		$2,771,310		$2,636,361	

The amount of certificates of deposit of $100,000 or more and other time deposits of $100,000 or more outstanding at December 31, 2003, by time remaining until maturity is as follows:

(Dollars in thousands)	
Under 3 months	$ 64,070
4 – 6 months	30,161
7 – 12 months	19,625
Over 12 months	96,858
Total	**$210,714**

SHORT-TERM BORROWINGS

The following table shows the distribution of 1st Source's short-term borrowings and the weighted average interest rates thereon at the end of each of the last three years. Also provided are the maximum amount of borrowings and the average amount of borrowings, as well as weighted average interest rates for the last three years.

(Dollars in thousands)	Federal Funds Purchased and Security Repurchase Agreements	Commercial Paper	Other Short-Term Borrowings	Total Borrowings
2003				
Balance at December 31, 2003	**$276,040**	**$ 982**	**$113,832**	**$ 390,854**
Maximum amount outstanding at any month-end	**276,040**	**4,492**	**113,832**	**394,364**
Average amount outstanding	**209,098**	**2,442**	**45,088**	**256,628**
Weighted average interest rate during the year	**0.85%**	**1.06%**	**7.36%**	**2.00%**
Weighted average interest rate for outstanding amounts at December 31, 2003	**0.85%**	**0.86%**	**1.42%**	**1.02%**
2002				
Balance at December 31, 2002	$212,040	$ 2,814	$ 45,824	$ 260,678
Maximum amount outstanding at any month-end	266,370	5,580	86,059	358,009
Average amount outstanding	218,009	4,023	48,715	270,747
Weighted average interest rate during the year	1.36%	1.64%	5.40%	2.09%
Weighted average interest rate for outstanding amounts at December 31, 2002	0.65%	1.06%	1.76%	0.85%
2001				
Balance at December 31, 2001	$214,709	$ 4,992	$ 44,772	$ 264,473
Maximum amount outstanding at any month-end	298,717	17,545	144,951	461,213
Average amount outstanding	226,758	11,763	86,935	325,456
Weighted average interest rate during the year	3.19%	4.52%	7.68%	4.44%
Weighted average interest rate for outstanding amounts at December 31, 2001	1.43%	1.79%	1.28%	1.41%

LIQUIDITY

Core Deposits — 1st Source's major source of investable funds is provided by stable core deposits consisting of all interest bearing and noninterest bearing deposits, excluding brokered certificates of deposit and certain certificates of deposit of $100,000 and over. In 2003, average core deposits equaled 70.83% of average total assets, compared to 66.56% in 2002 and 61.18% in 2001. The effective cost rate of core deposits in 2003 was 1.81%, compared to 2.40% in 2002 and 3.76% in 2001. During 2001, 1st Source Bank acquired a total of 17 branch offices with core and other deposits of $322 million.

Average demand deposits (noninterest bearing core deposits) increased 14.15% in 2003 compared to an increase of 18.71% in 2002. These represented 17.93% of total core deposits in 2003, compared to 15.71% in 2002, and 14.81% in 2001.

Purchased Funds — 1st Source's purchased funds are used to supplement core deposits and include certain certificates of deposit of $100,000 and over, brokered certificates of deposit, Federal funds, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings. Purchased funds are raised from customers seeking short-term investments and are used to manage the bank's interest rate sensitivity. During 2003, 1st Source's reliance on purchased funds decreased to 15.60% of average total assets from 21.19% in 2002.

Shareholders' Equity — Management continues to emphasize profitable asset growth and retention of equity in the business. Average shareholders' equity equated to 9.60% of average total assets in 2003 compared to 8.95% in 2002. Shareholders' equity was 9.45% of total assets at year-end 2003, compared to 9.08% at year-end 2002. In accordance with Statements of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt

and Equity Securities," 1st Source includes unrealized gain (loss) on available-for-sale securities, net of income taxes, as accumulated other comprehensive income which is a component of shareholders' equity. While regulatory capital adequacy ratios exclude unrealized gain (loss) in the calculation thereof, it does impact 1st Source's equity as reported in the audited financial statements. The unrealized gain on available-for-sale securities, net of income taxes, was $2.35 million and $4.59 million at December 31, 2003 and 2002, respectively.

Liquidity Risk Management — The Bank's liquidity is monitored and closely managed by the Asset/Liability Management Committee (ALCO), whose members are comprised of the Bank's senior management. Asset and liability management includes the management of interest rate sensitivity and the maintenance of an adequate liquidity position. The purpose of interest rate sensitivity management is to stabilize net interest income during periods of changing interest rates.

Liquidity management is the process by which the Bank ensures that adequate liquid funds are available to meet financial commitments on a timely basis. Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, take advantage of market opportunities and provide a cushion against unforeseen needs.

Liquidity of the Bank is derived primarily from core deposits, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability funded liquidity is deposit growth and retention of the core deposit base. The principal source of asset-funded liquidity is available-for-sale investment securities, cash and due from banks, Federal funds sold, securities purchased under agreements to resell, and loans and interest bearing deposits with other banks maturing within one year. Additionally, liquidity is provided by bank lines of credit, repurchase agreements, and the ability to borrow from the Federal Reserve Bank and Federal Home Loan Bank.

Interest Rate Risk Management — 1st Source's Asset/Liability Management Committee monitors and manages the relationship of earning assets to interest bearing liabilities and the responsiveness of asset yields, interest expense, and interest margins to changes in market interest rates. In the normal course of business, 1st Source faces ongoing interest rate risks and uncertainties. 1st Source occasionally utilizes interest rate swaps to partially manage the primary market exposures associated with the interest rate risk related to underlying assets, liabilities, and anticipated transactions. Under the current interest rate swaps, assumed from the Master Trust, 1st Source has agreements with another party to exchange, at specific intervals, the difference between fixed-rate and floating-rate interest amounts as calculated by reference to a notional amount as a means to convert floating rate liabilities to a fixed rate. The notional amounts totaled $130 million at December 31, 2003. At December 31, 2003, the consolidated statement of financial condition (excluding Trustcorp Mortgage) was rate sensitive by $93.5 million more assets than liabilities scheduled to repriced within one year, or approximately 1.06%.

A hypothetical change in earnings was modeled by calculating an immediate 100 basis point (1.00%) change in interest rates across all maturities. This analysis presents the hypothetical change in earnings of those rate sensitive financial instruments and interest rate swaps held by 1st Source (excluding Trustcorp) at December 31, 2003. The aggregate hypothetical decrease in pre-tax earnings is estimated to be $0.19 million on an annualized basis on all rate-sensitive financial instruments, based on a hypothetical increase of a 100 basis point change in interest rates. The aggregate hypothetical decrease in pre-tax earnings is estimated to be $5.33 million on an annualized basis on all rate-sensitive financial instruments based on a hypothetical decrease of a 100 basis point change in interest rates. Actual results may differ materially from those projected. The use of this methodology to quantify the market risk of the balance sheet should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

Due to the nature of the mortgage banking business, 1st Source manages the earning assets and interest-bearing liabilities of Trustcorp on a separate basis. The predominant assets on Trustcorp's balance sheet are mortgage loans held for sale, which are funded by short-term borrowings (normally less than 30 days). These borrowings are managed on a daily basis. A portion of Trustcorp's other borrowings for working capital is funded by 1st Source.

Trustcorp manages the interest rate risk related to loan commitments by entering into contracts for future delivery of loans. See Part II, Item 8, Financial Statements and Supplementary Data — Note N of the Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, 1st Source enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises and equipment. The following table summarizes 1st Source's significant fixed and determinable contractual obligations, by payment date, at December 31, 2003, except for obligations associated with short-term borrowing arrangements. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Contractual obligations payments by period.

(Dollars in thousands)	Note	0 – 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Indeterminate maturity	Total
Deposits without stated maturity	-	$ 1,338,842	$ -	$ -	$ -	$ -	$ 1,338,842
Certificates of deposit	-	509,699	510,365	111,356	16,953	-	1,148,373
Long-term debt and mandatorily redeemable securities	H	258	357	15,146	978	6,064	22,803
Subordinated notes	J	-	-	-	56,444	-	56,444
Operating leases	M	2,440	3,352	2,706	4,617	-	13,115
Purchase obligations	-	99	-	-	-	-	99
Total contractual obligations		**$1,851,338**	**$ 514,074**	**$ 129,208**	**$ 78,992**	**$ 6,064**	**$2,579,676**

1st Source also enters into derivative contracts under which 1st Source is required to either receive cash from, or pay cash to, counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts change daily as market interest rates change. Because the derivative liabilities recorded on the balance sheet at December 31, 2003 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above.

Additionally, 1st Source routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for early termination of the contract. Management is not aware of any additional commitments or contingent liabilities which may have a material adverse impact on the liquidity or capital resources of 1st Source.

1st Source is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Further discussion of these commitments is included in Part II, Item 8, Financial Statements and Supplementary Data — Note N of the Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

Three Months Ended *(Dollars in thousands, except per share amounts)*	March 31	June 30	September 30	December 31
2003				
Interest income	**$42,729**	**$42,553**	**$38,991**	**$38,049**
Interest expense	**16,173**	**15,813**	**14,447**	**12,637**
Net interest income	**26,556**	**26,740**	**24,544**	**25,412**
Provision for loan losses	**5,550**	**4,901**	**4,078**	**2,832**
Investment securities and other investment losses	**(280)**	**(275)**	**(3,134)**	**(247)**
Income before income taxes	**6,243**	**6,482**	**6,616**	**7,842**
Net income	**4,460**	**4,690**	**4,643**	**5,361**
Diluted net income per common share	**0.21**	**0.22**	**0.22**	**0.26**
2002				
Interest income	$52,539	$50,397	$48,859	$47,708
Interest expense	21,998	20,445	19,717	18,657
Net interest income	30,541	29,952	29,142	29,051
Provision for loan losses	11,809	10,750	8,765	8,333
Investment securities and other investment losses	(488)	-	(600)	(1,748)
Income before income taxes	5,169	3,481	2,474	281
Net income	4,208	2,767	2,101	963
Diluted net income per common share	0.20	0.13	0.10	0.05

Net income was $5.36 million for the fourth quarter of 2003 compared to the $0.96 million of net income reported for the fourth quarter of 2002. Diluted net income per common share for the fourth quarter of 2003 amounted to $0.26, compared to $0.05 per common share reported in the fourth quarter of 2002.

The provision for loan losses was $2.83 million in the fourth quarter compared to $8.33 million in the fourth quarter of 2002. 1st Source's reserve for loan losses as of December 31, 2003, was 3.14% of total loans, compared to 2.72% as of December 31, 2002. Net charge-offs were $2.83 million for the fourth quarter 2003, compared to $8.06 million a year ago. Net charge-offs for the year were $13.36 million compared to $38.06 million in 2002. The ratio of nonperforming assets to net loans and leases was 1.59% on December 31, 2003, compared to 2.79% on December 31, 2002.

Noninterest income for the fourth quarter of 2003 was $19.39 million, down 7.18% from the fourth quarter of 2002. This decrease was due to the slowdown of mortgage loan refinancings, lower trading account securities gains, and lower securitization impairment in the fourth quarter of 2003 compared to the same period in 2002. For the year, noninterest income was $80.20 million, up 9.68% from 2002. The predominant factor behind the growth in 2003 was mortgage loan servicing and sale income. This increase was partially offset by a decrease in equipment rental income and increased securitization impairment charges.

Noninterest expense was $34.12 million for the fourth quarter of 2003, down 17.42% from the fourth quarter of 2002. This quarter to quarter decrease was primarily due to decreased loan collection and repossession expense, including lower valuation adjustments on repossessed aircraft. Also, depreciation on leased equipment decreased due to reduced demand for equipment leases; and salaries and employee benefits decreased due to lower mortgage commissions. For the year, noninterest expense was $138.90 million, down 1.31% from 2002. In general, 2003 noninterest expense reflects decreased depreciation on equipment owned under operating leases and decreased loan collection and repossession expense offset by increased salary and employee benefit expense.

The 2003 earnings represent a return on average shareholders' equity of 6.12%, compared to 3.23% for 2002. Return on total assets was 0.59% compared to 0.29% for 2002.

As of December 31, 2003, the 1st Source common equity-to-assets ratio was 9.45%, compared to 9.08% a year ago. Shareholders' equity was $314.70 million, up 1.70% from $309.43 million a year ago. Total assets at the end of 2003 were $3.33 billion compared to $3.41 billion at the end of 2002. Total deposits were $2.49 billion, down 8.32% from the end of 2002, and total loans were $2.23 billion, up 2.37% from 2002.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

For information regarding Quantitative and Qualitative Disclosures about Market Risk, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Interest Rate Risk Management.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*	**2003**	2002
ASSETS		
Cash and due from banks	**$ 109,787**	$ 120,894
Federal funds sold and interest bearing deposits with other banks	**1,355**	81,881
Investment securities, available-for-sale		
(amortized cost of $759,945 and $640,224 at December 31, 2003 and 2002, respectively)	**763,763**	647,617
Trading account securities	**-**	13,347
Mortgages held for sale	**60,215**	146,640
Loans, net of unearned discount:		
Commercial and agricultural loans	**402,905**	428,367
Truck and automobile financing	**491,052**	445,195
Aircraft financing	**489,155**	323,802
Construction equipment financing	**219,562**	303,126
Loans secured by real estate	**533,749**	567,950
Consumer loans	**94,577**	111,012
Total loans	**2,231,000**	2,179,452
Reserve for loan losses	**(70,045)**	(59,218)
Net loans	**2,160,955**	2,120,234
Equipment owned under operating leases		
(net of accumulated depreciation of $49,387 and $46,188 at December 31, 2003 and 2002, respectively)	**70,305**	93,893
Net premises and equipment	**38,431**	40,899
Accrued income and other assets	**125,342**	142,063
Total assets	**$3,330,153**	$3,407,468
LIABILITIES		
Deposits:		
Noninterest bearing	**$ 396,026**	$ 419,289
Interest bearing	**2,091,189**	2,293,616
Total deposits	**2,487,215**	2,712,905
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	**276,040**	212,040
Other short-term borrowings	**114,814**	48,638
Total short-term borrowings	**390,854**	260,678
Long-term debt and mandatorily redeemable securities	**22,802**	16,878
Subordinated notes	**56,444**	54,750
Accrued expenses and other liabilities	**58,147**	52,828
Total liabilities	**3,015,462**	3,098,039
SHAREHOLDERS' EQUITY		
Preferred stock; no par value		
Authorized 10,000,000 shares; none issued or outstanding	**-**	-
Common stock; no par value		
Authorized 40,000,000 shares; issued 21,626,584 shares in 2003 and 21,619,622 shares in 2002, less unearned shares (246,100 — 2003 and 239,138 — 2002)	**7,578**	7,579
Capital surplus	**214,001**	214,001
Retained earnings	**100,534**	90,897
Cost of common stock in treasury (664,193 shares — 2003 and 431,466 shares — 2002)	**(9,777)**	(7,637)
Accumulated other comprehensive income	**2,355**	4,589
Total shareholders' equity	**314,691**	309,429
Total liabilities and shareholders' equity	**$3,330,153**	$3,407,468

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(Dollars in thousands, except per share data)*	**2003**	2002	2001
Interest income:			
Loans	**$137,382**	$171,029	$211,801
Investment securities, taxable	**18,410**	21,359	26,078
Investment securities, tax-exempt	**5,614**	6,037	6,867
Other	**916**	1,078	820
Total interest income	**162,322**	199,503	245,566
Interest expense:			
Deposits	**49,153**	71,084	108,069
Short-term borrowings	**5,121**	5,659	14,455
Subordinated notes	**3,804**	3,249	3,560
Long-term debt and mandatorily redeemable securities	**992**	825	873
Total interest expense	**59,070**	80,817	126,957
Net interest income	**103,252**	118,686	118,609
Provision for loan losses	**17,361**	39,657	25,745
Net interest income after provision for loan losses	**85,891**	79,029	92,864
Noninterest income:			
Trust fees	**10,664**	10,252	9,672
Service charges on deposit accounts	**15,532**	14,947	11,714
Loan servicing and sale income	**17,474**	7,406	25,679
Equipment rental income	**25,448**	28,773	26,249
Other income	**15,014**	14,575	13,273
Investment securities and other investment (losses) gains	**(3,936)**	(2,836)	439
Total noninterest income	**80,196**	73,117	87,026
Noninterest expense:			
Salaries and employee benefits	**69,457**	67,398	62,614
Net occupancy expense	**6,881**	6,861	6,199
Furniture and equipment expense	**10,363**	10,719	9,428
Depreciation — leased equipment	**19,773**	23,494	21,034
Supplies and communications	**6,163**	6,582	6,498
Loan collection and repossession expense	**8,112**	9,851	809
Other expense	**18,155**	15,836	15,101
Total noninterest expense	**138,904**	140,741	121,683
Income before income taxes	**27,183**	11,405	58,207
Income taxes	**8,029**	1,366	19,709
Net income	**$ 19,154**	$ 10,039	$ 38,498
Basic net income per common share	**$ 0.92**	$ 0.48	$ 1.85
Diluted net income per common share	**$ 0.91**	$ 0.47	$ 1.82

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Total	Common Stock	Capital Surplus	Retained Earnings	Cost of Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss), Net
Balance at January 1, 2001	$270,572	$ 7,227	$195,197	$ 80,881	$(14,954)	$ 2,221
Comprehensive income, net of tax:						
Net income	38,498	-	-	38,498	-	-
Cumulative effect of change in accounting principle	688	-	-	-	-	688
Change in unrealized gains of available-for-sale securities	2,701	-	-	-	-	2,701
Total comprehensive income	41,887	-	-	-	-	-
Issuance of 158,811 common shares under stock based compensation plans, including related tax effects	2,346	-	-	(1,325)	3,671	-
Cost of 71,514 shares of common stock acquired for treasury	(1,308)	-	-	-	(1,308)	-
Cash dividends ($.351 per share)	(7,297)	-	-	(7,297)	-	-
5% common stock dividend ($10 cash paid in lieu of fractional shares)	(10)	352	18,804	(19,166)	-	-
Balance at December 31, 2001	$306,190	$ 7,579	$214,001	$ 91,591	$(12,591)	$ 5,610
Comprehensive income, net of tax:						
Net income	10,039	-	-	10,039	-	-
Change in unrealized gains of available-for-sale securities	(1,021)	-	-	-	-	(1,021)
Total comprehensive income	9,018	-	-	-	-	-
Issuance of 289,854 common shares under stock based compensation plans, including related tax effects	4,261	-	-	(3,196)	7,457	-
Cost of 128,276 shares of common stock acquired for treasury	(2,503)	-	-	-	(2,503)	-
Cash dividends ($.360 per share)	(7,537)	-	-	(7,537)	-	-
Balance at December 31, 2002	**$309,429**	**$ 7,579**	**$214,001**	**$ 90,897**	**$ (7,637)**	**$ 4,589**
Comprehensive income, net of tax:						
Net income	**19,154**	**-**	**-**	**19,154**	**-**	**-**
Change in unrealized gains of available-for-sale securities	**(2,234)**	**-**	**-**	**-**	**-**	**(2,234)**
Total comprehensive income	**16,920**	**-**	**-**	**-**	**-**	**-**
Reclass of 399,241 mandatorily redeemable shares to liabilities	**(5,897)**	**-**	**-**	**(955)**	**(4,942)**	**-**
Issuance of 205,973 common shares under stock based compensation plans, including related tax effects	**2,598**	**(1)**	**-**	**(849)**	**3,448**	**-**
Cost of 39,459 shares of common stock acquired for treasury	**(646)**	**-**	**-**	**-**	**(646)**	**-**
Cash dividends ($.370 per share)	**(7,713)**			**(7,713)**	**-**	**-**
Balance at December 31, 2003	**$314,691**	**$ 7,578**	**$214,001**	**$100,534**	**$ (9,777)**	**$ 2,355**

The accompanying notes are a part of the consolidated financial statements.

Year Ended December 31 *(Dollars in thousands)*	**2003**	2002	2001
Operating activities:			
Net income	**$ 19,154**	$ 10,039	$ 38,498
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**17,361**	39,657	25,745
Depreciation of premises and equipment	**24,863**	28,616	26,249
Amortization of investment security premiums and accretion of discounts, net	**5,871**	4,454	1,777
Amortization of mortgage servicing rights	**8,168**	6,306	4,382
Mortgage servicing asset impairment charges	**581**	7,328	-
Deferred income taxes	**(2,171)**	14,803	418
Realized investment securities losses (gains)	**3,936**	2,836	(439)
Change in mortgages held for sale	**86,425**	26,875	(121,761)
Realized losses (gains) on securitized loans	**289**	(7,964)	(8,532)
Change in trading account securities	**13,347**	(13,347)	-
Deconsolidation of subsidiaries	**1,694**	-	-
Change in interest receivable	**1,245**	4,465	3,607
Change in interest payable	**(3,810)**	(6,117)	(9,184)
Change in other assets	**6,727**	(36,399)	(11,137)
Change in other liabilities	**12,642**	(9,040)	3,031
Other	**2,293**	6,108	1,844
Net cash from (used by) operating activities	**198,615**	78,620	(45,502)
Investing activities:			
Proceeds from sales and maturities of investment securities	**351,747**	329,324	345,544
Purchases of investment securities	**(481,565)**	(319,226)	(408,611)
Net change in short-term investments	**80,526**	(64,843)	(15,987)
Loans sold or participated to others	**52,158**	295,732	235,524
Net change in loans	**(110,241)**	(151,397)	(323,191)
Purchase of loans in acquisition	**-**	-	(29,641)
Net change in equipment owned under operating leases	**3,815**	(1,587)	(48,788)
Purchases of premises and equipment	**(2,072)**	(6,363)	(12,659)
Net cash paid in purchase acquisition	**-**	-	(27,821)
Net cash (used in) from investing activities	**(105,632)**	81,640	(285,630)
Financing activities:			
Net change in demand deposits, NOW accounts and savings accounts	**(39,210)**	81,220	82,696
Purchase of demand deposits and savings accounts	**-**	-	129,451
Net change in certificates of deposits	**(186,480)**	(251,121)	15,845
Purchase of certificates of deposits	**-**	-	192,090
Net change in short-term borrowings	**130,175**	(3,795)	(68,917)
Proceeds from issuance of long-term debt	**2,344**	16,042	201
Payments on long-term debt	**(2,484)**	(11,103)	(321)
Proceeds from issuance of trust-preferred securities	**-**	10,000	-
Acquisition of treasury stock	**(646)**	(2,503)	(1,308)
Cash dividends	**(7,789)**	(7,537)	(7,297)
Net cash (used in) from financing activities	**(104,090)**	(168,797)	342,440
Net change in cash and cash equivalents	**(11,107)**	(8,537)	11,308
Cash and cash equivalents, beginning of year	**120,894**	129,431	118,123
Cash and cash equivalents, end of year	**$ 109,787**	$ 120,894	$ 129,431
Supplemental Information:			
Cash paid (received) for:			
Interest	**$ 55,259**	$ 86,934	$ 132,580
Income taxes	**2,655**	(3,473)	19,739

The accompanying notes are a part of the consolidated financial statements.

Note A — Accounting Policies

The principal line of business of 1st Source and subsidiaries is banking and closely related activities. The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

Principles of Consolidation — The financial statements consolidate 1st Source and its subsidiaries (principally the Bank and Trustcorp). All significant intercompany balances and transactions have been eliminated. For purposes of the parent company only financial information presented in Note Q, investments in subsidiaries, are carried at 1st Source's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flow — For purposes of the consolidated and parent company only statements of cash flows, 1st Source considers cash and due from banks as cash and cash equivalents.

Securities — Securities that 1st Source has the ability and positive intent to hold to maturity are classified as investment securities held-to-maturity. Held-to-maturity investment securities, when present, are carried at amortized cost. 1st Source holds no securities classified as held-to-maturity. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available-for-sale and carried at fair value. Unrealized gains and losses on these securities are reported net of applicable taxes, as a separate component of accumulated other comprehensive income in shareholders' equity. Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading account securities and are carried at fair value with unrealized gains and losses reported in earnings. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Loans — Loans are reported at the principal amount outstanding, net of unearned income. Interest on loans is included in interest income, using the accrual method over the terms of the loans based upon principal balances outstanding. Loan origination fees and direct loan origination costs are deferred and the net amount amortized to interest income over the contractual life of the related loan. Loan commitment fees are deferred and amortized into other income over the commitment period.

The accrual of interest on loans is discontinued when a loan becomes contractually delinquent for 90 days, except for residential mortgage loans that are well secured and in the process of collection. Such residential mortgage loans are placed in nonaccrual at the time the loan is placed in foreclosure. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the reserve for loan losses. Management may elect to continue the accrual of interest when the net realizable value of collateral is sufficient to cover the principal and accrued interest. While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections on interest and principal are applied as a reduction to principal outstanding.

A loan is considered impaired, based on current information and events, if it is probable that 1st Source will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Interest on impaired loans, which are not classified as nonaccrual is recognized on the accrual basis.

Securitized Assets — During December 2003, the Bank purchased the assets of the 1st Source Master Trust, a qualified special purpose entity, from the beneficial interest holders. The assets included $210.83 million in aircraft loans, $15.19 million in auto rental loans and $4.39 million of loan related assets. In addition, $24.53 million of the excess cash in the Master Trust was returned to the Bank which resulted in the realization of the Bank's retained interest in the securitization.

The Bank established a loss reserve of $6.82 million against the loans acquired, which was deemed consistent with loss reserves maintained for its on-balance sheet portfolios. The transaction, which closed in December, did not have a significant impact on earnings for 2003. At December 31, 2003, the Bank had no securitized assets.

The guidelines set forth in Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are followed when accounting for securitizations. When 1st Source sold loans in securitizations, it retained servicing rights and interest-only strips. The interest-only strips were capitalized as retained interests in the securitized assets. Gain or loss on sale of the loans depended in part on the previous carrying amount of the loans sold, in proportion to their fair value. 1st Source estimated fair value based on the present value of future cash flows expected under management's best estimates of certain key assumptions. In conjunction with its securitization activities, 1st Source sold $49.51 million of aircraft and auto loans in 2003 and $292.24 million of aircraft and auto loans in 2002. The securitization generated total income of $5.73 million, $8.09 million, and $9.10 million, in 2003, 2002, and 2001 respectively. Of this amount, $3.21 million, $4.83 million, and $5.71 million, representing gains on sale and servicing, for 2003, 2002, and 2001, respectively, were recorded in loan servicing and sale income. The balance represents accretion of the discount on an effective yield basis. The accretion, recorded as investment security income, for the years 2003, 2002, and 2001, was $2.52 million, $3.26 million, and $3.39 million, respectively.

The recorded fair value of the retained interests was $21.46 million at year end 2002. Changes in fair value are recorded as a component of other comprehensive income. In 2003, prior to the liquidation of the Master Trust, 1st Source recorded an impairment charge of $2.99 million through investment security losses

caused by a reduction of the estimated discounted future cash flows expected from the securitization. In 2002, 1st Source recorded an impairment charge of $1.49 million due to decreased credit quality in the Master Trust.

As of December 31, 2002, there were $387.79 million outstanding auto and aircraft loans in the contracted $400 million revolving securitization facility. At year end 2002, 0.23% of the outstanding securitized loans were delinquent 60 or more days. Defaulted loans were $11.49 million at year end 2002. Prior to the purchase of the securitized loans, charge-offs, net of recoveries were $5.68 million in 2003, compared to $9.60 million in 2002. Securitization guidelines required that defaulted loans be charged off after 12 months, regardless of collateral value.

Mortgage Banking Activities — Loans for sale are primarily composed of performing one-to-four family residential mortgage loans originated for resale and carried at the lower of cost or fair value as determined on an aggregate basis. Fair value is determined using available secondary market prices for loans with similar coupons, maturities and credit quality.

1st Source recognizes the rights to service mortgage loans for others as separate assets, whether the servicing rights are acquired through a separate purchase or through the sale of originated loans with servicing rights retained. 1st Source allocates a portion of the total cost of a mortgage loan to servicing rights based on the relative fair value. The fair value of the servicing rights is based on market prices, when available, or is determined by estimating the present value of future net servicing income, taking into consideration market loan prepayment speeds and discount rates. These assets are amortized as reductions of mortgage servicing fee income over the estimated servicing period in proportion to the estimated servicing income to be received. Gains and losses on the sale of mortgage servicing rights are recognized as noninterest income in the period in which such rights are sold.

Mortgage servicing assets are evaluated for impairment in accordance with SFAS No. 140. For purposes of impairment measurement, mortgage servicing assets are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type and interest rate. The fair value of each tranche of the servicing portfolio is estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors. If temporary impairment exists within a tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the fair value. If it is later determined all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced through a recovery of income.

Mortgage servicing assets are also reviewed for other-than-temporary impairment. Other-than-temporary impairment exists when recoverability of a recorded valuation allowance is determined to be remote taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the mortgage servicing asset. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the mortgage servicing asset and the valuation allowance, precluding subsequent recoveries.

Reserve for Loan Losses — The reserve for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the loan portfolio. The determination of the reserve requires significant judgment reflecting management's best estimate of probable loan losses related to specifically identified loans as well as probable losses in the remainder of the various loan portfolios. The methodology for assessing the appropriateness of the reserve consists of several key elements, which include: specific reserves for identified special attention loans (classified loans and internal watch list credits), percentage allocations for special attention loans without specific reserves, formula reserves for each business lending division portfolio including a higher percentage reserve allocation for special attention loans without a specific reserve and reserves for pooled homogenous loans. Management's evaluation is based upon a continuing review of these portfolios, estimates of future customer performance, collateral values and disposition and forecasts of future economic and geopolitical events, all of which are subject to judgment and will change.

Specific reserves are established for certain business and specialty finance credits based on a regular analysis of special attention loans. This analysis is performed by the Credit Policy Committee, the Loan Review Department, Credit Administration and the Loan Workout Departments. The specific reserves are based on an analysis of underlying collateral values, cash flow considerations and, if applicable, guarantor capacity.

The formula reserves determined for each business lending division portfolio are calculated quarterly by applying loss factors to outstanding loans and certain unfunded commitments based upon a review of historical loss experience and qualitative factors, which include but are not limited to, economic trends, current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan origination, servicing and risk management processes. Special attention loans without specific reserves receive a higher percentage allocation ratio than credits not considered special attention.

Pooled loans are smaller credits and are homogenous in nature, such as consumer credits and residential mortgages. Pooled loan loss reserves are based on historical net charge-offs, adjusted for delinquencies, the effects of lending practices and programs and current economic conditions and projected trends in the geographic markets which we serve.

A comprehensive analysis of the reserve is performed by management on a quarterly basis. Although management determines the amount of each element of the reserve separately and relies on this process as an important credit management tool, the entire reserve is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts both positively and negatively. Management's methodology includes several factors intended to minimize the difference between estimated and actual losses. These factors allow management to adjust its estimate of losses based on the most recent information available.

The reserve is reduced by charge-offs on loans deemed uncollectible, while recoveries of amounts previously charged off are credited to the reserve. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

Leased Assets — 1st Source finances various types of construction equipment, medium and heavy duty trucks and automobiles under leases principally classified as operating leases. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term. Lease terms range from three to seven years. Leased assets are being depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. These estimates are reviewed periodically to ensure realization.

Other Real Estate — Other real estate acquired through partial or total satisfaction of nonperforming loans is included in other assets and recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the reserve for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in noninterest expense on the income statement. Gains or losses not previously recognized resulting from the sale of other real estate are recognized on the date of sale. As of December 31, 2003, and 2002, other real estate had carrying values of $4.62 million and $4.36 million, respectively.

Repossessed Assets — Repossessed assets consist of specialty finance equipment, including aircraft, construction equipment and vehicles acquired through foreclosure or in lieu of foreclosure. Repossessed assets are included in other assets at the lower of cost or fair value of the equipment or vehicle. 1st Source estimates fair value based on the best estimate of an orderly liquidation value. Sources typically include vehicle and equipment dealers, valuation guides, and other third parties, including appraisers. At the time of foreclosure, the recorded amount of the loan is written down, if necessary, to the fair value of the equipment or vehicle by a charge to the reserve for loan losses. Subsequent write-downs are included in noninterest expense. Repossessed assets totaled $6.26 million and $21.34 million, as of December 31, 2003, and 2002, respectively.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed by the straight-line method, primarily with useful lives of 5, 7, 15 and 31½ years. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, 1st Source recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other noninterest expense on the income statement.

Goodwill and Intangibles — Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2002, 1st Source adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, goodwill is no longer ratably amortized into the income statement over an estimated life but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of 1st Source's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding seven years. Prior to the adoption of SFAS No. 142, 1st Source's goodwill was amortized on a straight-line basis over varying periods not exceeding 25 years. 1st Source has performed the required annual impairment test of goodwill and determined that no impairment exists.

At December 31, 2003, intangible assets consisted of goodwill of $18.55 million and other intangible assets of $7.19 million, net of accumulated amortization of $5.00 million. At December 31, 2002, intangible assets consisted of goodwill of $18.55 million and other intangible assets of $9.35 million, net of accumulated amortization of $2.26 million. Intangible asset amortization was $2.75 million, $2.14 million, and $0.43 million for 2003, 2002, and 2001, respectively. Amortization on other intangible assets is expected to total $2.63 million, $2.61 million, $1.85 million, $0.15 million, and $0.05 million in 2004, 2005, 2006, 2007, and 2008, respectively.

Venture Capital Investment — Venture capital investments are carried at estimated fair value with changes in fair value recognized in investment securities and other investment (losses) gains. The fair values of publicly traded investments are determined using quoted market prices. For other investments, fair value is determined by the General Partner. All valuations are approved by the Valuation Committee of the Advisory Board of the Partnership. Venture capital investments in Partnerships are included in other assets on the balance sheet. The balances as of December 31, 2003 and 2002 are $2.63 million and $3.35 million, respectively.

Short-Term Borrowings — 1st Source's short-term borrowings consist of Federal funds purchased, securities sold under agreement to repurchase, commercial paper, U.S. Treasury demand notes and borrowings from non-affiliated banks. Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings mature within 30 to 180 days of the transaction date. Commercial paper matures within 30 to 270 days.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. U.S. government and Federal agency securities pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral obtained or requested to be returned to 1st Source as deemed appropriate.

Trust Fees — Trust fees are recognized on the accrual basis.

Income Taxes — 1st Source and its subsidiaries file a consolidated Federal income tax return. The provision for incomes taxes is based upon income in the financial statements, rather than amounts reported on 1st Source's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Net Income Per Common Share — Net income per common share is computed in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income before interest expense on mandatorily redeemable shares by the weighted-average number of shares of common stock outstanding, which were as follows (in thousands): 2003, 20,859; 2002, 20,935; and 2001, 20,767. Diluted earnings per share is computed by dividing net income before interest expense on mandatorily redeemable shares by the weighted-average number of shares of common stock outstanding, plus the dilutive effect of outstanding stock options. The weighted-average number of common shares, increased for the dilutive effect of stock options, used in the computation of diluted earnings per share were as follows (in thousands): 2003, 21,150; 2002, 21,310; and 2001, 21,170. The computation of weighted-average number of shares gives retroactive effect to a 5% stock dividend declared April 24, 2001.

At December 31, 2003, the company had six stock-based employee compensation plans, which are described more fully in Note I. These include two stock option plans, a stock option agreement, the Employee Stock Purchase Plan, the Executive Incentive Plan and the Restricted Stock Award Plan. 1st Source accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Stock-based employee compensation cost under the Executive Incentive Plan and the Restricted Stock Award Plan is reflected in net income. No stock-based employee compensation cost for the stock option plans, the stock option agreement, or the Employee Stock Purchase Plan is reflected in net income. All options granted under the stock option plans and the stock option agreement had an exercise price equal to the market value of the underlying common stock on the date of grant. Options granted under the Employee Stock Purchase Plan had an exercise price based on the market value of the underlying common stock on the date of grant as described more fully in Note I. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Year Ended December 31 *(Dollars in thousands, except per share data)*	**2003**	2002	2001
Net income, as reported	**$19,154**	$10,039	$38,498
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects	**1,360**	-	1,832
Deduct:			
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,590)**	(333)	(2,124)
Pro forma net income	**$18,924**	$ 9,706	$38,206
Earnings per share:			
Basic — as reported	**$ 0.92**	$ 0.48	$ 1.85
Basic — pro forma	**$ 0.91**	$ 0.46	$ 1.84
Diluted — as reported	**$ 0.91**	$ 0.47	$ 1.82
Diluted — pro forma	**$ 0.90**	$ 0.46	$ 1.81

Segment Information — 1st Source's principal business is commercial banking and mortgage banking conducted through its wholly-owned subsidiary, Trustcorp. Trustcorp constitutes a segment by definition in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," but does not meet any of the materiality tests for disclosure.

Derivative Financial Instruments — 1st Source occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. Under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivative instruments are recorded on the balance sheet, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

Recent Accounting Pronouncements — *Accounting for Certain Loans and Debt Securities Acquired in a Transfer:* In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans and Debt Securities Acquired in a Transfer (formerly known as Discounts Related to Credit Quality)." This SOP addresses accounting differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. The provisions of SOP 03-3 are effective for loans acquired in fiscal years beginning after December 15, 2004. Implementation of this statement is not expected to have a material impact on 1st Source's results of operations, financial position, or liquidity.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities: In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting

and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions in this Statement require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The requirements of SFAS No. 149 did not have a material impact on the results of operations or financial position of 1st Source.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity: In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires the redemption value of mandatorily redeemable securities to be classified as liabilities. As a result of the implementation of SFAS No. 150, 1st Source reclassified $5.90 million of shareholder's equity to mandatorily redeemable securities effective July 1, 2003. The mandatorily redeemable securities are due to common stock issued under the 1st Source Executive Incentive Plan. Awards under the plan include "book value" shares of common stock. These shares are awarded annually based on weighted performance criteria and vest over a period of five years. The plan shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability or termination of employment. The adoption of SFAS No. 150 did not have a material impact on the results of operations.

Consolidation of Variable Interest Entities: In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. FIN 46 requires a company that holds variable interests in an entity to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46, as originally issued, was effective immediately for entities created after January 21, 2003, and applied to previously existing entities in quarters beginning after June 15, 2003. On October 9, 2003, FASB issued a Staff Position deferring the effective date for variable interests held prior to February 1, 2003, however, early adoption was permitted.

1st Source early adopted FIN 46 on July 1, 2003. 1st Source determined that it is not the primary beneficiary of its investment in 1st Source Capital Trust I, II, and III (the Capital Trusts) and was required to deconsolidate the Capital Trusts. 1st Source owns the common stock of the Capital Trusts, which issued mandatorily redeemable preferred capital securities to third party investors. The Capital Trusts' only assets, which totaled $56.44 million at July 1, 2003, consisted of debentures which were acquired by the Capital Trusts using proceeds from the issuance of the preferred securities and common stock. As a result of the deconsolidation, the debentures are included in "subordinated notes" and 1st Source's equity interests in the Capital Trusts are included in "other assets" on the balance sheet.

Accounting for Costs Associated with Exit or Disposal Activities: SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in July 2002, and became effective for 1st Source beginning January 1, 2003. This statement requires the cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by 1st Source for such cost. Applicable costs include employee termination benefits, contract termination costs, and costs to consolidate facilities or relocate employees. The adoption of this standard did not have a material impact on 1st Source's results of operations, financial position, or liquidity.

Guarantees: In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002, and were adopted in 1st Source's 2002 Annual Report. Implementation of the remaining provisions of FIN 45 during the first quarter of 2003 did not have a significant impact on the financial statements. Significant guarantees that have been entered into by 1st Source are disclosed in Note N.

Accounting for Stock-Based Compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS No. 123's fair value method of accounting, if a company so elects. 1st Source has not adopted the fair value method of recording stock options under SFAS No. 123.

Acquisitions of Certain Financial Institutions: In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions" was issued, which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS No. 147 was effective immediately and required companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions. Upon adoption of SFAS No. 147, the amount of unidentifiable intangible assets previously recorded was reclassified to goodwill. SFAS No. 147 also modifies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets. While SFAS No. 147 may affect how future business combinations, if undertaken, are accounted for and disclosed in the financial statements, the issuance of the new guidance currently has no effect on 1st Source's result of operations, financial position, or liquidity.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections: In April 2002, SFAS No. 145 was issued, which updates, clarifies and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishments of debt to be classified as an extraordinary item in the income statement. These gains and

losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The statement also rescinds SFAS No. 44 related to the accounting for intangible assets for motor carriers and amends SFAS No. 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS No. 145 had no impact on 1st Source's results of operations, financial position, or liquidity.

Reclassifications — Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on total assets, shareholders' equity or net income as previously reported.

Note B — Fair Values of Financial Instruments

The fair values of 1st Source's financial instruments as of December 31, 2003 and 2002 are summarized in the table below.

	2003		2002	
(Dollars in thousands)	**Carrying or Contract Value**	**Fair Value**	Carrying or Contract Value	Fair Value
Assets:				
Cash and due from banks	**$ 109,787**	**$ 109,787**	$ 120,894	$ 120,894
Federal funds sold and interest bearing deposits with other banks	**1,355**	**1,355**	81,881	81,881
Investment securities, available-for-sale	**763,763**	**763,763**	647,617	647,617
Trading account securities	**-**	**-**	13,347	13,347
Mortgages held for sale	**60,215**	**60,215**	146,640	146,640
Loans, net of reserve for loan losses	**2,160,955**	**2,192,329**	2,120,234	2,174,830
Liabilities:				
Deposits	**2,487,215**	**2,508,012**	2,712,905	2,748,490
Short-term borrowings	**390,854**	**390,854**	260,678	260,678
Long-term debt and mandatorily redeemable securities	**22,802**	**22,977**	16,878	17,144
Subordinated notes	**56,444**	**54,540**	54,750	51,393
Interest rate swaps	**4,103**	**4,103**	-	-
Off-balance-sheet instruments*	**-**	**(620)**	-	(696)

*Represents estimated cash outflows required to currently settle the obligations at current market rates.

The following methods and assumptions were used by 1st Source in estimating the fair value of its financial instruments:

Cash and Cash Equivalents — The carrying values reported in the consolidated statements of financial condition for cash and due from banks, Federal funds sold and interest bearing deposits with other banks approximate fair values for these assets.

Investment Securities — Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable investments. Retained interests in securitized assets are generally valued using discounted cash flow techniques.

Loans — For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain real estate loans (e.g., one-to-four single family residential mortgage loans) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of all other loans are estimated using discounted cash flow analyses which use interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits — The fair values for all deposits other than time deposits are equal to the amounts payable on demand (the carrying value). Fair values of variable rate time deposits are equal to their carrying values. Fair values for fixed rate time deposits are estimated using discounted cash flow analyses using interest rates currently being offered for deposits with similar remaining maturities.

Short-Term Borrowings — The carrying values of Federal funds purchased, securities sold under repurchase agreements and other short-term borrowings approximate their fair values.

Long-Term Debt and Mandatorily Redeemable Securities — The fair values of 1st Source's long-term debt are estimated using discounted cash flow analyses, based on 1st Source's current estimated incremental borrowing rates for similar types of borrowing arrangements. The carrying values of mandatorily redeemable securities are based on approximate fair values.

Subordinated Notes — Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable securities.

Interest Rate Swaps — The carrying values of interest rate swaps are based on approximate fair values.

Guarantees and Loan Commitments — Contract and fair values for certain of 1st Source's off-balance-sheet financial instruments (guarantees and loan commitments) are estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Off-Balance-Sheet Instruments — Fair values for off-balance-sheet instruments are based on the net amount necessary to currently settle the transaction.

Limitations — Fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of 1st Source's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other such factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and of the assets and liabilities which are not considered financial instruments. For example, 1st Source has a substantial annual trust net fee income. Trust operations are not considered financial instruments and their value has not been incorporated into the fair value estimates.

Other significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, premises and equipment and other assets. In addition, for investment and mortgage-backed securities, the income tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates. Also, the fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Note C — Investment Securities

Investment securities available-for-sale are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
Debt securities:				
U.S. Treasury and agency securities	**$439,295**	**$ 1,646**	**$(1,373)**	**$439,568**
Obligations of states and political subdivisions	**168,383**	**3,295**	**(163)**	**171,515**
Mortgage-backed securities	**65,453**	**238**	**(537)**	**65,154**
Other securities	**14,404**	**76**	**(131)**	**14,349**
Total debt securities	**687,535**	**5,255**	**(2,204)**	**690,586**
Equity securities	**72,410**	**3,479**	**(2,712)**	**73,177**
Total investment securities	**$759,945**	**$ 8,734**	**$(4,916)**	**$763,763**
December 31, 2002				
Debt securities:				
U.S. Treasury and agency securities	$321,798	$ 5,389	$ (1)	$327,186
Obligations of states and political subdivisions	152,001	4,054	(45)	156,010
Mortgage-backed securities	63,880	597	(10)	64,467
Other securities	29,996	58	(2,112)	27,942
Total debt securities	567,675	10,098	(2,168)	575,605
Equity securities	72,549	1,503	(2,040)	72,012
Total investment securities	$640,224	$11,601	$(4,208)	$647,617

The contractual maturities of investments in debt securities available-for-sale at December 31, 2003, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 91,520	$ 92,401
Due after one year through five years	506,145	508,506
Due after five years through ten years	19,270	19,375
Due after ten years	5,147	5,149
Mortgage-backed securities	65,453	65,155
Total debt securities	**$687,535**	**$690,586**

Other equity securities classified as available-for-sale at December 31, 2003 and 2002, include securities such as Federal Reserve Bank and Federal Home Loan Bank stock, which are not traded on established exchanges and have only redemption capabilities. Fair values for such equity securities are considered to approximate cost.

Gross losses of $3.02 million were recognized during 2003 on investment securities available-for-sale. The gross loss in 2003 includes a $2.99 million impairment charge on the securitization retained interest. Realized and unrealized gains of $0.60 million, and $0.56 million, and $0, on trading account securities were included in earnings in 2003, 2002, and 2001, respectively.

At December 31, 2003 and 2002, investment securities with carrying values of $332.18 million and $284.53 million, respectively, were pledged as collateral to secure government and public deposits, and for other purposes.

The mortgage-backed securities held by 1st Source consist primarily of FNMA, GNMA and FHLMC pass-through certificates which are guaranteed by those respective agencies of the United States government.

1st Source's available-for-sale investment portfolio contains preferred stock of two Government Agency securities of which the market values have been below book value for a period longer than twelve months. The securities are floating rate preferred stock that reprice every two years with the next repricing to occur in 2004. Due to a change in interest rates during the course of the year and the fact that the interest rate on the securities is below current market levels, the market value is below the book value. It is anticipated that the impairment will continue until the securities reprice in 2004 at the then current market rate. The following table summarizes 1st Source's temporarily impaired securities as of December 31, 2003:

	Less than 12 Months		12 months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
U.S. Treasury and agency securities	$191,475	$(1,373)	$ -	$ -	$191,475	$(1,373)
Obligations of states and political subdivisions	24,076	(156)	501	(7)	24,577	(163)
Mortgage-backed securities	45,774	(536)	123	(1)	45,897	(537)
Other securities	3,425	(131)	-	-	3,425	(131)
Total debt securities	264,750	(2,196)	624	(8)	265,374	(2,204)
Equity securities	13,807	(840)	13,815	(1,872)	27,622	(2,712)
Total temporarily impaired securities	**$278,557**	**$(3,036)**	**$ 14,439**	**$(1,880)**	**$292,996**	**$(4,916)**

Note D — Loans to Related Parties

1st Source and its subsidiaries have extended, and expect to extend in the future, loans to officers, directors, and principal holders of equity securities of 1st Source and its subsidiaries and to their associates. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties and are consistent with sound banking practices and within applicable regulatory and lending limitations. The aggregate dollar amount of these loans was $29.98 million and $22.83 million at December 31, 2003 and 2002, respectively. During 2003, $14.48 million of new loans were made and repayments and other reductions totaled $7.33 million.

Note E — Reserve for Loan Losses

At December 31, 2003 and 2002, nonaccrual and restructured loans, substantially all of which are collateralized, were $27.09 million and $35.66 million, respectively. Interest income for the years ended December 31, 2003, 2002, and 2001, would have increased by approximately $2.64 million, $2.63 million and $2.82 million, respectively, if these loans had earned interest at their full contract rate.

As of December 31, 2003 and 2002, impaired loans totaled $60.04 million and $60.10 million, respectively, of which $9.74 million and $27.35 million had corresponding specific reserves for loan losses totaling $5.18 million and $10.04 million, respectively. The remaining balances of impaired loans had no specific reserves for loan losses associated with them. As of December 31, 2003, a total of $27.15 million of the impaired loans were nonaccrual loans. For 2003, 2002, and 2001 the average recorded investment in impaired loans was $60.36 million, $64.30 million and $45.69 million, respectively, and interest income recognized on impaired loans totaled $2.63 million, $2.84 million and $3.40 million, respectively.

Changes in the reserve for loan losses for each of the three years ended December 31 are shown below.

(Dollars in thousands)	**2003**	2002	2001
Balance, beginning of year	**$ 59,218**	$ 57,624	$ 44,644
Provision for loan losses	**17,361**	39,657	25,745
Charge-offs, net of recoveries of $4,181 in 2003, $3,658 in 2002, and $971 in 2001	**(13,357)**	(38,063)	(13,361)
Reserves related to loans acquired	**6,823**	-	596
Balance, end of year	**$ 70,045**	$ 59,218	$ 57,624

Note F — Premises and Equipment

Premises and equipment as of December 31 consisted of the following:

(Dollars in thousands)	**2003**	2002
Land	**$ 6,759**	$ 6,905
Buildings and improvements	**40,205**	39,756
Furniture and equipment	**32,437**	32,548
Total premises and equipment	**79,401**	79,209
Accumulated depreciation and amortization	**(40,970)**	(38,310)
Net premises and equipment	**$ 38,431**	$ 40,899

Note G - Mortgage Servicing Assets

The unpaid principal balance of residential mortgage loans serviced for third parties was $2.09 billion at December 31, 2003, compared to $2.01 billion at December 31, 2002, and $1.34 billion at December 31, 2001.

Changes in the carrying value of mortgage servicing assets and the associated valuation allowance follow:

Year Ended December 31 *(Dollars in thousands)*	**2003**	2002
Mortgage servicing assets:		
Balance at beginning of period	**$ 28,086**	$ 20,092
Additions	**18,372**	19,567
Amortization	**(8,168)**	(6,306)
Application of valuation allowance to directly write-down servicing assets	**(4,633)**	-
Sales	**(6,056)**	(5,267)
Carrying value before valuation allowance at end of period	**27,601**	28,086
Valuation allowance:		
Balance at beginning of period	**(7,328)**	-
Impairment charges	**(581)**	(7,328)
Application of valuation allowance to directly write-down servicing assets	**4,633**	-
Balance at end of period	**$ (3,276)**	$ (7,328)
Net carrying value of mortgage servicing assets at end of period	**$ 24,325**	$ 20,758
Fair value of mortgage servicing assets at end of period	**$ 24,936**	$ 21,480

Mortgage servicing assets are evaluated for impairment and a valuation allowance is established through a charge to income when the carrying value of the mortgage servicing assets exceeds the fair value and the impairment is determined to be temporary. Other-than-temporary impairment is recognized when the recoverability of a recorded valuation allowance is determined to be remote taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the mortgage servicing asset. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the mortgage servicing asset and the valuation allowance, precluding subsequent recoveries. During 2003, management determined that $4.63 million of previously established valuation allowance was not recoverable and reduced both the asset and the valuation allowance. At December 31, 2003, the fair value of mortgage servicing assets exceeded the carrying value reported in the consolidated balance sheet by $0.61 million. This difference represents increases in the fair value of certain mortgage servicing assets accounted for under SFAS No. 140 that could not be recorded above cost basis.

Funds held in trust at 1st Source for the payment of principal, interest, taxes and insurance premiums applicable to mortgage loans being serviced for others, aggregated were approximately $41.19 million and $86.57 million at December 31, 2003 and December 31, 2002, respectively.

Note H — Long-Term Debt and Mandatorily Redeemable Securities

Details of long-term debt and mandatorily redeemable securities as of December 31 are as follows:

(Dollars in thousands)	**2003**	2002
Term loan*	**$ 15,000**	$ 15,000
Federal Home Loan Bank borrowings (5.04%-6.98%)	**1,027**	1,209
Mandatorily redeemable securities	**6,064**	-
Other long-term debt	**711**	669
Total long-term debt and mandatorily redeemable securities	**$ 22,802**	$ 16,878

*Fixed rate at December 31, 2003 and 2002, was 4.76% and 4.76%, respectively. Variable rate at December 31, 2003 was 2.57%.

Annual maturities of long-term debt outstanding at December 31, 2003, for the next five years beginning in 2004, are as follows (in thousands): $258; $225; $131; $15,076 and $70.

At December 31, 2003, the term loan included $10.00 million contractually based on a fixed interest rate of 4.76% and $5.00 million contractually based on a variable interest rate. Interest is payable quarterly with principal due at the October 31, 2007, maturity. The Term Loan Agreement contains, among other provisions, certain covenants relating to existence and mergers, capital structure, and financial requirements.

At December 31, 2003, the Federal Home Loan Bank borrowings represent a source of funding for certain residential mortgage activities and consist of five fixed rate notes with maturities ranging from 2006 to 2022. These notes are collateralized by $1.64 million of certain real estate loans.

Mandatorily redeemable securities as of December 31, 2003, of $6.06 million were recorded for "book value" shares under the 1st Source Executive Incentive Plan. See "Executive Incentive Plan" section of Note I for additional information on this plan. Dividends paid on these shares and increases in book value per share are recorded as other interest expense. Total interest expense recorded for 2003 was $0.24 million.

Note I — Common Stock

1st Source has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," on a disclosure basis only. The disclosure requirements include reporting the pro forma effect on net income and net income per share of compensation expense attributable to the fair value of stock options and other stock-based compensation which have been issued to employees under the Stock Option Plans and the Employee Stock Purchase Plan. 1st Source is following APB No. 25 in accounting for these plans. In addition, the Executive Incentive Plan (including annual and special long-term awards) and the Restricted Stock Award Plan are also accounted for under the provisions of APB No. 25. Compensation cost charged against income for these plans was $2.19 million, $0, and $2.95 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Stock Option Plans — 1st Source's incentive stock option plans include the 1992 Stock Option Plan (the "1992 Plan"), the 2001 Stock Option Plan (the "2001 Plan") and a certain other stock option agreement which became effective January 1, 1992. As of December 31, 2003, an aggregate 2,686,544 shares of common stock were reserved for issuance under the above plans. Under the 2001 Plan, the exercise price of each option equals the market price of 1st Source stock on the date of grant, and an option's term is ten years, except for reload options, which are given the remaining term of the original grant. Options under the 2001 Plan vest in one to eight years from date of grant. Options are granted on a discretionary basis by the Executive Compensation Committee (the "Committee") of the 1st Source Board of Directors.

The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the option pricing model for options granted in each of the last three years: a risk-free interest rate of 3.39% for 2003, 3.61% for 2002, and 4.91% for 2001; an expected dividend yield of 2.32% for 2003, 1.74% for 2002, and 1.77% for 2001; an expected volatility factor of 37.02% for 2003, 35.32% for 2002, and 30.63% for 2001, and an expected option life of 6.39 years for 2003, 5.29 years for 2002, and 6.51 years for 2001. The weighted-average grant date fair value of options granted for 2003, 2002, and 2001 was $4.94, $6.81, and $8.43, respectively.

The following table is a summary of the activity with respect to 1st Source's stock option plans for the years ended December 31, 2001, 2002 and 2003:

	Number of Shares	Weighted-Average Exercise Price
Options outstanding, January 1, 2001	967,180	$17.47
Options granted	53,608	21.85
Options exercised	(40,928)	9.09
Options forfeited	(2,212)	10.60
Options outstanding, December 31, 2001	977,648	18.07
Options granted	23,673	19.93
Options exercised	(175,039)	7.59
Options forfeited	-	-
Options outstanding, December 31, 2002	826,282	20.34
Options granted	20,000	13.24
Options exercised	(71,528)	8.71
Options forfeited	(4,235)	19.24
Options outstanding, December 31, 2003	**770,519**	**21.24**
Options exercisable, December 31, 2003	**720,553**	**$21.45**

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 5.00 to $ 11.99	133,089	0.97	$ 6.12	133,089	$ 6.12
$ 12.00 to $ 29.99	279,058	4.45	15.77	229,092	15.24
$ 30.00 to $ 31.99	358,372	4.55	31.12	358,372	31.12

Employee Stock Purchase Plan — 1st Source also has an employee stock purchase plan for substantially all employees with at least two years of service on the effective date of an offering under the plan. Eligible employees may elect to purchase any dollar amount of stock, so long as such amount does not exceed 25% of their base rate of pay and the aggregate stock accrual rate for all offerings does not exceed $25,000 in any calendar year. The purchase price for shares offered is the lower of the closing market bid price for the offering date or the average market bid price for the five business days preceding the offering date. The purchase price and discount to the actual market closing price for the 2003, 2002, and 2001 offerings were $16.47 (4.96%), $22.85 (0.17%), and $19.38 (2.86%), respectively. Payment for the stock is made through payroll deductions over the offering period, and employees may discontinue the deductions at any time and exercise the option or take the funds out of the program. The most recent offering began June 2, 2003 and runs through May 31, 2005, with $353,100 in stock value to be purchased at $16.47 per share. The fair value of the employees' purchase rights for the 2003, 2002, and 2001 offerings was estimated using the Black-Scholes model. The following assumptions were used in the model in each of the last three years: a risk-free interest rate of 1.38% for 2003 and 3.19% for 2002, and 4.22% for 2001; an expected dividend yield of 2.72% for 2003 and 1.52% for 2002, and 1.86% for 2001; an expected volatility factor of 49.56% for 2003 and 43.07% for 2002, and 40.69% for 2001; and an expected life of 2.00 years for 2003, 2002, and 2001. The fair value for shares offered in 2003, 2002, and 2001 was $4.61, $5.58, and $4.65, respectively.

Pro forma net income and diluted net income per common share, reported as if compensation expense had been recognized under the fair value provisions of SFAS No. 123 for the stock option and employee stock purchase plans, are as follows:

	2003	2002	2001
Net income *(dollars in thousands)*:			
As reported	**$19,154**	$10,039	$38,498
Pro forma	**18,924**	9,706	38,206
Diluted net income per common share:			
As reported	**$ 0.91**	$ 0.47	$ 1.82
Pro forma	**0.90**	0.46	1.81

Executive Incentive Plan — 1st Source's Executive Incentive Plan is also administered by the Committee. Awards under the plan include "book value" shares of common stock. These shares are awarded annually based on weighted performance criteria and vest over a period of five years. The plan shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability or termination of employment. Grants under the plan for 2003, 2002, and 2001 are summarized as follows:

	2003	2002	2001
Number of shares	**13,776**	59,824	51,168
Weighted-average grant-date fair value	**$14.77**	$14.73	$13.07

Special Long-Term Incentive Award — During February 2001 and February 1996, 1st Source granted special long-term incentive awards, including 1st Source common stock, to participants in the Executive Incentive Plan. Shares granted under the plan vest over a period of ten years. The first 10% was vested at the time of the grants. Subsequent vesting requires (i) the participant to remain an employee of 1st Source and (ii) that 1st Source be profitable on an annual basis, based on the determination of the Committee. The number of shares granted under the Plan for 2001 was 46,353, and the weighted average grant date fair value was $17.38.

Restricted Stock Award Plan — 1st Source also has a restricted stock award plan for key employees. Awards under the plan are made to employees recommended by the Chief Executive Officer and approved by the Committee. Shares granted under the plan vest over a five to ten-year period and vesting is based upon meeting certain criteria, including continued employment by 1st Source. Grants under the plan for 2003, 2002, and 2001 are summarized below:

	2003	2002	2001
Number of shares	**15,158**	1,000	22,737
Weighted-average grant-date fair value	**$19.37**	$22.89	$22.13

Note J —Subordinated Notes

1st Source has sponsored three trusts, 1st Source Capital Trust I, II and III (Capital Trusts) of which 100% of the common equity is owned by 1st Source. The Capital Trusts were formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of the capital securities solely in junior subordinated debt securities of 1st Source (the subordinated notes). The subordinated notes held by each Capital Trust are the sole assets of that Capital Trust. Distributions on the capital securities issued by each Capital Trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the Capital Trust on the subordinated notes held by that Capital Trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated notes. 1st Source has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees.

During 2003, as a result of applying the provisions of FIN 46, which represents new accounting guidance governing when an equity interest should be consolidated, 1st Source was required to deconsolidate the Capital Trusts from its financial statements. The deconsolidation of the net assets and results of operations of the Capital Trusts had virtually no impact on 1st Source's financial statements or liquidity position since 1st Source continues to be obligated to repay the subordinated notes held by the Capital Trusts and guarantees repayment of the capital securities issued by the Capital Trusts. The consolidated debt obligation related to the Capital Trusts increased from $54.75 million to $56.44 million upon deconsolidation with the difference representing 1st Source's common ownership interest in the Capital Trusts.

The capital securities held by the Capital Trusts qualify as Tier 1 capital for 1st Source under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the Capital Trusts will affect the qualification of the capital securities as Tier 1 capital. If in the future it is determined that the capital securities can no longer qualify as Tier 1 capital, 1st Source would still be well capitalized.

The subordinated notes are summarized as follows, at December 31, 2003:

(Dollars in thousands)	Amount of Subordinated Notes	Interest Rate	Maturity Date
March 1997 issuance-fixed rate	$28,351	9.00%	03/31/27
March 1997 issuance-floating rate	17,783	3.15%	03/31/27
November 2002 issuance-floating rate	10,310	6.95%	11/15/32
Total	**$56,444**		

The March 1997 floating rate issuance interest rate is equal to the sum of the three-month Treasury adjusted to a constant maturity, plus 2.25%. The November 2002 issuance interest rate is fixed at 6.95% until November 15, 2007, at which time it will become floating at an interest rate equal to LIBOR, plus 3.35%.

Note K — Employee Benefit Plans

1st Source maintains a defined contribution money purchase pension plan covering the majority of its employees. Contributions to the plan are based on 2% of participants' eligible compensation. For the years ended December 31, 2003, 2002, and 2001, total pension expense for this plan amounted to $0.87 million, $0.70 million, and $0.60 million, respectively.

1st Source also maintains a defined contribution profit sharing and savings plan covering the majority of its employees. The plan allows eligible employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. 1st Source is required under the plan to match 100% of participant contributions up to 4% of compensation and one-half of any additional participant contributions up to 6% of compensation, provided that 1st Source is profitable for the respective plan year. 1st Source may also make discretionary contributions to the plan, depending on its profitability. Contribution expense for this plan for the years ended December 31, 2003, 2002, and 2001, amounted to $1.99 million, $1.88 million, and $1.89 million, respectively.

Trustcorp contributes to a defined contribution plan for all of its employees who meet the general eligibility requirements of the plan. Contribution expense for this plan for the years ended December 31, 2003, 2002, and 2001, amounted to $0.16 million, $0.15 million, and $0.32 million, respectively.

In addition to the pension and profit sharing plans, 1st Source provides certain health care and life insurance benefits for substantially all of its retired employees. All of 1st Source's full-time employees become eligible for these retiree benefits upon reaching age 55 with 20 years of credited service. The medical plan pays a stated percentage of eligible medical expenses reduced for any deductibles and payments made by government programs and other group coverage. The lifetime maximum benefit payable under the medical plan is $15,000 and $3,000 for life insurance.

1st Source's accrued postretirement benefit cost and net periodic postretirement benefit cost recognized in the consolidated financial statements for the years ended December 31, 2003, 2002, and 2001 were not material.

Note L — Income Taxes

Income tax expense is comprised of the following:

(Dollars in thousands)	**2003**	2002	2001
Current:			
Federal	**$ 9,226**	$(12,133)	$ 14,714
State	**2,315**	(1,952)	2,736
Total current	**11,541**	(14,085)	17,450
Deferred:			
Federal	**(2,697)**	13,616	2,128
State	**(815)**	1,835	131
Total deferred	**(3,512)**	15,451	2,259
Total provision	**$ 8,029**	$ 1,366	$ 19,709

Deferred tax assets and liabilities as of December 31, 2003 and 2002 consisted of the following:

(Dollars in thousands)	**2003**	2002
Deferred tax assets:		
Reserve for loan losses	**$ 27,075**	$ 28,041
Accruals for employee benefits	**3,884**	3,379
Asset securitization	**1,414**	(4,085)
Other	**596**	590
Total deferred tax assets	**32,969**	27,925
Deferred tax liabilities:		
Differing depreciable bases in premises and leased equipment	**36,824**	33,897
Mortgage servicing	**8,154**	7,961
Net unrealized gains on securities available-for-sale	**1,463**	2,804
Differing bases in assets related to acquisitions	**809**	839
Other	**62**	279
Total deferred tax liabilities	**47,312**	45,780
Net deferred tax liability	**$ 14,343**	$ 17,855

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes are as follows:

	2003		2002		2001	
Year Ended December 31 *(Dollars in thousands)*	**Amount**	**Percent of Pretax Income**	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax	**$ 9,514**	**35.0%**	$ 3,992	35.0%	$20,372	35.0%
(Decrease) increase in income taxes resulting from:						
Tax-exempt interest income	**(1,969)**	**(7.3)**	(2,069)	(18.1)	(2,195)	(3.8)
State taxes, net of federal income tax benefit	**975**	**3.6**	(76)	(0.7)	1,863	3.2
Other	**(491)**	**(1.8)**	(481)	(4.2)	(331)	(0.5)
Total	**$ 8,029**	**29.5%**	$ 1,366	12.0%	$19,709	33.9%

The tax expense (benefit) applicable to securities gains and losses for the years 2003, 2002 and 2001 was $(1,508,000), $(1,076,000) and $166,000, respectively.

The following is a summary of the income tax effect allocated to other comprehensive income:

Year Ended December 31 *(Dollars in thousands)*	**2003** Before-Tax Amount	**2003** Tax Expense	**2003** Net-of-Tax Amount	2002 Before-Tax Amount	2002 Tax Expense	2002 Net-of-Tax Amount	2001 Before-Tax Amount	2001 Tax Expense	2001 Net-of-Tax Amount
Unrealized gains on available-for-sale securities (including effect of change in accounting principle)	**$ 360**	**$ 134**	**$ 226**	$ 977	$ 440	$ 537	$5,958	$2,299	$3,659
Less, reclassification adjustment for losses realized in net income	**3,936**	**1,476**	**2,460**	2,836	1,278	1,558	439	169	270
Other comprehensive (losses) income	**$(3,576)**	**$(1,342)**	**$(2,234)**	$(1,859)	$ (838)	$(1,021)	$5,519	$2,130	$3,389

Note M — Leases

1st Source and its subsidiaries are obligated under operating leases for certain office premises and equipment. The headquarters building is leased for a remaining term of eight years with options to renew for up to 15 additional years. Approximately 30% of the facility is subleased to other tenants.

Future minimum rental commitments for all noncancellable operating leases total approximately, $2.44 million in 2004, $1.77 million in 2005, $1.58 million in 2006, $1.44 million in 2007, $1.27 million in 2008, and $4.61 million thereafter. As of December 31, 2003, future minimum rentals to be received under noncancellable subleases totaled $3.43 million.

Rental expense of office premises and equipment and related sublease income were as follows:

Year Ended December 31 *(Dollars in thousands)*	**2003**	2002	2001
Gross rental expense	**$ 3,216**	$ 3,184	$ 2,866
Sublease rental income	**(1,502)**	(1,479)	(1,340)
Net rental expense	**$ 1,714**	$ 1,705	$ 1,526

Note N — Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, 1st Source and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business. These off-balance-sheet financial instruments include commitments to originate, purchase and sell loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

1st Source's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the dollar amount of those instruments. 1st Source uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Trustcorp and the Bank grant mortgage loan commitments to borrowers, subject to normal loan underwriting standards. The interest rate risk associated with these loan commitments is managed by entering into contracts for future deliveries of loans.

Letters of credit are conditional commitments issued by 1st Source to guarantee the performance of a customer to a third party. The credit risk involved and collateral obtained in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

As of December 2003 and 2002, 1st Source and its subsidiaries had commitments outstanding to originate and purchase mortgage loans aggregating $143.92 million and $364.12 million, respectively. Outstanding commitments to sell loans aggregated $99.53 million at December 31, 2003, and $240.41 million at December 31, 2002. Standby letters of credit totaled $101.26 million and $117.21 million at December 31, 2003 and 2002, respectively. Standby letters of credit have terms ranging from six months to one year.

Note O — Regulatory Matters

1st Source is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on 1st Source's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, 1st Source must meet specific capital guidelines that involve quantitative measures of 1st Source's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. 1st Source's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require 1st Source to maintain minimum amounts and ratios of total capital and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003, that 1st Source meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the federal bank regulators categorized the Bank, the largest of 1st Source's subsidiaries, as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" 1st Source must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes will have changed the institution's category.

As discussed in Note J, the capital securities held by the 1st Source subsidiary trusts qualify as Tier 1 capital for 1st Source under Federal Reserve board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the Capital Trusts will affect the qualification of the capital securities as Tier 1 capital. If in the future it is determined that the capital securities can no longer qualify as Tier 1 capital, 1st Source would still meet all capital adequacy requirements to which it is subject.

The actual capital amounts and ratios of 1st Source and its largest subsidiary, the Bank, as of December 31, 2003, are presented in the table below:

	Actual		Minimum Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):						
Consolidated	$376,578	14.00%	$215,218	8.00%	$269,022	10.00%
1st Source Bank	347,226	13.26	209,506	8.00	261,883	10.00
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	341,346	12.69	107,609	4.00	161,413	6.00
1st Source Bank	313,685	11.98	104,753	4.00	157,130	6.00
Tier I Capital (to Average Assets):						
Consolidated	341,346	10.83	126,072	4.00	157,591	5.00
1st Source Bank	313,685	10.24	122,543	4.00	153,178	5.00

The Bank is required to maintain noninterest bearing cash balances with the Federal Reserve Bank. The average balance of these deposits for the years ended December 31, 2003 and 2002, were approximately $6.36 million and $4.37 million, respectively.

Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal and regulatory limitations and also may be affected by capital needs, as well as other factors. Without regulatory approval, the Bank can pay dividends in 2004 of $47.60 million, plus an additional amount equal to its net profits for 2004, as defined by statute, up to the date of any such dividend declaration.

Note P — Commitments and Contingent Liabilities

1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on 1st Source's consolidated financial position or results of operation.

On May 16, 2001, Airmotive, Inc., by and through the Official Unsecured Creditors' Committee of Airmotive, Inc. (the "Plaintiff"), commenced an adversary proceeding against the Bank and other entities and individuals. The proceeding was commenced in connection with the chapter 11 bankruptcy case of Airmotive, Inc. pending in the U.S. Bankruptcy Court, Central District of California. Other defendants in the proceeding are Airmotive Capital Group, Inc., Pacific Aerospace Finance Co., Aviation Finance Corp., Craig Garrick and Glenn Golenberg.

The Plaintiff alleges that the Bank and other defendants were the recipients of payments over approximately a four-year period made by Airmotive, Inc. while it was insolvent and for which it did not receive anything of reasonable equivalent value in return. Plaintiff also seeks recovery of such payments, or alternatively, damages equal to the aggregate amount of all unpaid creditor claims against the bankruptcy estate, on the basis that the Bank and other defendants exerted control over Airmotive, Inc. to the detriment of its creditors and also that the Bank aided and abetted Messrs. Garrick and Golenberg in the breach of their fiduciary duties to Airmotive, Inc. Plaintiff seeks recovery of an unspecified amount for the payments made to the Bank over the period, or alternatively, in excess of $10 million which it alleges represents the aggregate of all unpaid creditor claims against the bankruptcy estate.

The Bank has denied the substantive allegations as without merit and is defending the proceeding vigorously. The Bank also has filed counter and cross-claims against Plaintiff and the corporate defendants. Since commencement of the proceeding, the parties have engaged in substantial discovery and the discovery phase remains ongoing. Based upon the currently available information, management believes the ultimate resolution of the matter will not have any material adverse effect on 1st Source's consolidated financial position or results of operations, but there can be no assurance thereof. Absent a negotiated resolution, management expects that the discovery phase will conclude and a trial of the proceeding will be scheduled during 2004.

Note Q — 1st Source Corporation (Parent Company Only) Financial Information

Statements of Financial Condition

December 31 *(Dollars in thousands)*	**2003**	2002
ASSETS		
Cash	**$ 70**	$ 2
Short-term investments with bank subsidiary	**3,153**	5,079
Investment securities, available-for-sale		
(amortized cost of $25,245 and $26,884 at December 31, 2003 and 2002, respectively)	**27,081**	27,595
Investments in:		
Bank subsidiaries	**338,514**	328,124
Non-bank subsidiaries	**10,437**	10,700
Loan receivables:		
Non-bank subsidiaries	**6,715**	5,000
Premises and equipment, net	**2,349**	4,288
Other assets	**6,627**	5,903
Total assets	**$394,946**	$386,691
LIABILITIES AND SHAREHOLDERS' EQUITY		
Commercial paper borrowings	**$ 982**	$ 3,437
Other liabilities	**1,562**	2,130
Long-term debt and mandatorily redeemable securities	**77,711**	71,695
Total liabilities	**80,255**	77,262
Shareholders' equity	**314,691**	309,429
Total liabilities and shareholders' equity	**$394,946**	$386,691

Statements of Income

Year Ended December 31 *(Dollars in thousands)*	**2003**	2002	2001
Income:			
Dividends from bank and non-bank subsidiaries	**$ 8,715**	$ 7,578	$ 17,593
Rental income from subsidiaries	**2,668**	2,763	2,697
Other	**1,306**	647	1,759
Total income	**12,689**	10,988	22,049
Expenses:			
Interest on long-term debt and mandatorily redeemable securities	**4,725**	4,078	4,430
Interest on commercial paper and other short-term borrowings	**26**	66	537
Rent expense	**1,059**	1,059	1,065
Other	**1,998**	1,666	1,998
Total expenses	**7,808**	6,869	8,030
Income before income tax benefit and equity in undistributed income of subsidiaries	**4,881**	4,119	14,019
Income tax benefit	**1,386**	1,332	1,508
Income before equity in undistributed income of subsidiaries	**6,267**	5,451	15,527
Equity in undistributed income of subsidiaries:			
Bank subsidiaries	**13,285**	10,158	21,978
Non-bank subsidiaries	**(398)**	(5,570)	993
Net income	**$ 19,154**	$ 10,039	$ 38,498

Year Ended December 31 *(Dollars in thousands)*	**2003**	2002	2001
Operating activities:			
Net income	**$ 19,154**	$ 10,039	$ 38,498
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(12,887)**	(4,588)	(22,971)
Depreciation of premises and equipment	**338**	346	341
Realized and unrealized investment securities losses	**1,092**	1,349	645
Other	**1,778**	3,949	1,545
Net cash from operating activities	**9,475**	11,095	18,058
Investing activities:			
Proceeds from sales and maturities of investment securities	**1,895**	6,625	2,829
Purchases of investment securities	**(313)**	(19,425)	(3,325)
Net change in premises and equipment	**(262)**	184	(281)
Decrease (increase) in short-term investments with bank subsidiary	**1,926**	(667)	1,991
(Increase) decrease in loans made to subsidiaries, net	**(1,715)**	4,096	(14)
Capital contributions to subsidiaries	**-**	(5,501)	(1,000)
Net cash from (used in) investing activities	**1,531**	(14,688)	200
Financing activities:			
Net (decrease) increase in commercial paper and other short-term borrowings	**(2,456)**	(1,555)	(9,763)
Proceeds from issuance of subordinated notes	**-**	10,310	-
Proceeds from issuance of long-term debt	**47**	15,048	217
Payments on long-term debt	**(94)**	(10,169)	(101)
Acquisition of treasury stock	**(646)**	(2,504)	(1,308)
Cash dividends	**(7,789)**	(7,537)	(7,298)
Other	**-**	-	(10)
Net cash (used in) from financing activities	**(10,938)**	3,593	(18,263)
Net change in cash and cash equivalents	**68**	0	(5)
Cash and cash equivalents, beginning of year	**2**	2	7
Cash and cash equivalents, end of year	**$ 70**	$ 2	$ 2

Report of Independent Auditors

To the Board of Directors and Shareholders of 1st Source Corporation:

We have audited the accompanying consolidated statements of financial condition of 1st Source Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Source Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Columbus, Ohio
January 29, 2004

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES.

1st Source carried out an evaluation, under the supervision and with the participation of 1st Source's management, including 1st Source's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of 1st Source's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, at December 31, 2003, 1st Source's disclosure controls and procedures are effective in accumulating and communicating to management (including such officers) the information relating to 1st Source (including its consolidated subsidiaries) required to be included in 1st Source's periodic SEC filings.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information under the caption "Proposal Number 1: Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the 2004 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information under the caption "Remuneration of Executive Officers" of the 2004 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information under the caption "Voting Securities and Principal Holders Thereof" and "Proposal Number 1: Election of Directors" of the 2004 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information:

	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [excluding securities reflected in column (a)]
Equity compensation plans approved by shareholders			
1992 stock option plan	577,960	$ 24.45	-
2001 stock option plan	83,975	19.56	1,916,025
1997 employee stock purchase plan	28,261	18.81	181,289
1982 executive incentive plan	-	-	100,000 [1][2]
1982 restricted stock award plan	-	-	184,842 [1]
Total plans approved by shareholders	**690,196**	**$ 23.62**	**2,382,156**
Equity compensation plans not approved by shareholders			
Stock option agreement effective January 1, 1992	108,584	$ 5.48	-
Total equity compensation plans	**798,780**	**$ 21.16**	**2,382,156**

[1] Amount is to be awarded by grants administered by the Executive Compensation Committee of the 1st Source Board of Directors.

[2] Amount includes market value stock only. Book value shares used for annual awards may only be sold to 1st Source.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information under the caption "Proposal Number 1: Election of Directors" of the 2004 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information under the caption "Relationship with Independent Public Accountants" of the 2004 Proxy Statement is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated statements of financial condition — December 31, 2003 and 2002

Consolidated statements of income — Years ended December 31, 2003, 2002, and 2001

Consolidated statements of shareholders' equity — Years ended December 31, 2003, 2002, and 2001

Consolidated statements of cash flows — Years ended December 31, 2003, 2002, and 2001

Notes to consolidated financial statements — December 31, 2003, 2002, and 2001

Report of Ernst & Young LLP, Independent Auditors

Financial statement schedules required by Article 9 of Regulation S-X are not required under the related instructions, or are inapplicable and, therefore, have been omitted.

(b) Reports on Form 8-K — 1. Purchase of Securitization Portfolio Form 8-K, dated December 17, 2003.
2. Earnings press release Form 8-K, dated October 30, 2003.

(c) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

3(a) Articles of Incorporation of Registrant, as amended April 30, 1996, and filed as exhibit to Form 10-K, dated December 31, 1996, and incorporated herein by reference.

3(b) By-Laws of Registrant, as amended January 29, 2004, filed as exhibit to Form 10-K, dated December 31, 2003, and attached hereto.

4(a) Form of Common Stock Certificates of Registrant filed as exhibit to Registration Statement 2-40481 and incorporated herein by reference.

4(b)(1) Form of 9% Cumulative Trust Preferred Securities Indenture, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(b)(2) Form of 9% Cumulative Trust Preferred Securities Trust Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(b)(3) Form of 9% Cumulative Trust Preferred Securities Guarantee Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(1) Form of Floating Rate Cumulative Trust Preferred Securities Indenture, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(2) Form of Floating Rate Cumulative Trust Preferred Securities Trust Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(3) Form of Floating Rate Cumulative Trust Preferred Securities Guarantee Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(d) Agreement to Furnish Long-term Debt Instruments, dated February 11, 2003, filed as an exhibit to Form 10-K, dated December 31, 2002, and incorporated herein by reference.

10(a)(1) Employment Agreement of Christopher J. Murphy III, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(2) Employment Agreement of Wellington D. Jones III, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(3) Employment Agreement of Allen R. Qualey, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(4) Employment Agreement of Larry E. Lentych, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(5) Employment Agreement of Richard Q. Stifel, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(6) Employment Agreement of John B. Griffith, dated March 31, 2001, filed as exhibit to Form 10-K, dated December 31, 2002, and incorporated herein by reference.

10(b) 1st Source Corporation Employee Stock Purchase Plan dated April 17, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(c) 1st Source Corporation 1982 Executive Incentive Plan, amended January 17, 2003, and filed as exhibit to Form 10-K, dated December 31, 2003, and attached hereto.

10(d) 1st Source Corporation 1982 Restricted Stock Award Plan, amended January 17, 2003, and filed as exhibit to Form 10-K, dated December 31, 2003, and attached hereto.

10(e) 1st Source Corporation 2001 Stock Option Plan, filed as an exhibit to 1st Source Corporation Proxy Statement dated March 7, 2001, and incorporated herein by reference.

10(f) 1st Source Corporation Non-Qualified Stock Option Agreement with Christopher J. Murphy III, dated January 1, 1992, as amended December 11, 1997, filed as an exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(g)(1) 1st Source Corporation 1992 Stock Option Plan, dated April 23, 1992, as amended December 11, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(g)(2) An amendment to 1st Source Corporation 1992 Stock Option Plan, dated July 18, 2000, and filed as exhibit to Form 10-K, dated December 31, 2000, and incorporated herein by reference.

10(h) 1st Source Corporation 1998 Performance Compensation Plan, dated February 19, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(i) Consulting Agreement of Ernestine M. Raclin, dated April 14, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

21 Subsidiaries of Registrant (unless otherwise indicated, each subsidiary does business under its own name):

Name	Jurisdiction
1st Source Bank	Indiana
SFG Equipment Leasing, Inc.*	Indiana
1st Source Insurance, Inc.*	Indiana
1st Source Specialty Finance, Inc.*	Indiana
FBT Capital Corporation (Inactive)	Indiana
1st Source Leasing, Inc.	Indiana
1st Source Capital Corporation*	Indiana
Trustcorp Mortgage Company	Indiana
1st Source Capital Trust I	Delaware
1st Source Capital Trust II	Delaware
1st Source Capital Trust III	Delaware
Michigan Transportation Finance Corporation*	Michigan
1st Source Intermediate Holding, LLC	Delaware
1st Source Funding, LLC	Delaware
1st Source Corporation Investment Advisors, Inc.*	Indiana
SFG Commercial Aircraft Leasing, Inc.*	Indiana
SFG Equipment Leasing Corporation I*	Indiana
Capstone 557 (Proprietary) Limited	South Africa

*Wholly-owned subsidiaries of 1st Source Bank

23 Consent of Ernst & Young LLP, Independent Auditors.

31.1 Certification of Christopher J. Murphy III, Chief Executive Officer (Rule 13a-14(a)).

31.2 Certification of Larry E. Lentych, Chief Financial Officer (Rule 13a-14(a)).

32.1 Certification of Christopher J. Murphy III, Chief Executive Officer.

32.2 Certification of Larry E. Lentych, Chief Financial Officer.

(d) Financial Statement Schedules — None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st SOURCE CORPORATION

By /s/ CHRISTOPHER J. MURPHY III
Christopher J. Murphy III, Chairman of the Board,
President and Chief Executive Officer

Date: February 19, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER J. MURPHY III Christopher J. Murphy III	Chairman of the Board, President and Chief Executive Officer	February 19, 2004
/s/ WELLINGTON D. JONES III Wellington D. Jones III	Executive Vice President and Director	February 19, 2004
/s/ LARRY E. LENTYCH Larry E. Lentych	Treasurer, Chief Financial Officer and Principal Accounting Officer	February 19, 2004
/s/ JOHN B. GRIFFITH John B. Griffith	Secretary and General Counsel	February 19, 2004
/s/ DAVID C. BOWERS David C. Bowers	Director	February 19, 2004
/s/ DANIEL B. FITZPATRICK Daniel B. Fitzpatrick	Director	February 19, 2004
/s/ LAWRENCE E. HILER Lawrence E. Hiler	Director	February 19, 2004
/s/ WILLIAM P. JOHNSON William P. Johnson	Director	February 19, 2004
/s/ REX MARTIN Rex Martin	Director	February 19, 2004
/s/ DANE A. MILLER Dane A. Miller	Director	February 19, 2004
/s/ TIMOTHY K. OZARK Timothy K. Ozark	Director	February 19, 2004
/s/ TOBY S. WILT Toby S. Wilt	Director	February 19, 2004

Certifications

I, Christopher J. Murphy, III, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) (paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986)
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2004

By /s/ CHRISTOPHER J. MURPHY III
Christopher J. Murphy III, Chief Executive Officer

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of 1st Source Corporation (the "Company") on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher J. Murphy III, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 19, 2004

By /s/ CHRISTOPHER J. MURPHY III
Christopher J. Murphy III, Chief Executive Officer

Certifications

I, Larry E. Lentych, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) (paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986)
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2004

By /s/ LARRY E. LENTYCH
Larry E. Lentych, Chief Financial Officer

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of 1st Source Corporation (the "Company") on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Larry E. Lentych, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 19, 2004

By /s/ LARRY E. LENTYCH
Larry E. Lentych, Chief Financial Officer

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1st Source Corporation

OFFICERS

Christopher J. Murphy III .... *Chairman of the Board, President and Chief Executive Officer*

Wellington D. Jones III .... *Executive Vice President*

Larry E. Lentych........ *Treasurer and Chief Financial Officer*

John B. Griffith .... *Secretary and General Counsel*

DIRECTORS

David C. Bowers .... *Retired Financial Executive*

Daniel B. Fitzpatrick........ *Chairman, President and Chief Executive Officer, Quality Dining, Inc.*

Lawrence E. Hiler .... *Chairman, Hiler Industries*

William P. Johnson........ *Chief Executive Officer, Flying J, LLC*

Wellington D. Jones III .... *Executive Vice President*

Rex Martin........ *Chairman, President and Chief Executive Officer NIBCO Inc.*

Dane A. Miller .... *President and Chief Executive Officer, Biomet, Inc.*

Christopher J. Murphy III .... *Chairman, President and Chief Executive Officer*

Timothy K. Ozark .... *Chairman and Chief Executive Officer, Aim Financial Corporation*

Toby S. Wilt .... *Chairman, Christie Cookie Company*

1st Source Bank

OFFICERS

Christopher J. Murphy III .... *Chairman of the Board and Chief Executive Officer*

Wellington D. Jones III .... *President and Chief Operating Officer*

Allen R. Qualey .... *President and Chief Operating Officer, Specialty Finance Group*

Richard Q. Stifel .... *Executive Vice President, Business Banking Group*

Larry E. Lentych........ *Senior Vice President, Treasurer and Chief Financial Officer, Finance and Administrative Services Group*

James S. Jackson........ *Senior Vice President, Funds Management Division*

Larry A. Gardner........ *Senior Vice President, Operations Group*

Steven J. Wessell........ *Senior Vice President, Personal Asset Management Group*

John B. Griffith .... *Senior Vice President and Secretary, General Counsel*

Dan L. Craft .... *Senior Vice President, Human Resources Division*

Melissa A. Collins........ *Vice President, Marketing Division*

DIRECTORS

David C. Bowers .... *Retired Financial Executive*

Marilou Eldred, Ph.D........ *President, Saint Mary's College*

Daniel B. Fitzpatrick........ *Chairman, President and Chief Executive Officer, Quality Dining, Inc.*

Terry L. Gerber .... *President and Chief Executive Officer, Gerber Manufacturing Company, Inc.*

Lawrence E. Hiler .... *Chairman, Hiler Industries*

Hollis E. Hughes, Jr........ *Executive Director, United Way of St. Joseph County*

H. Thomas Jackson........ *Chairman, Bornemann Coated Fabrics, Bornemann Products*

William P. Johnson........ *Chief Executive Officer, Flying J, LLC*

Wellington D. Jones III .... *President*

Craig A. Kapson .... *President, Jordan Automotive Group*

David L. Lerman .... *Chief Executive Officer, Steel Warehouse Co. Inc.*

Christopher J. Murphy III .... *Chairman and Chief Executive Officer*

Timothy K. Ozark .... *Chairman and Chief Executive Officer, Aim Financial Corporation*

John T. Phair .... *President, Holladay Properties*

Mark D. Schwabero........ *Formerly President and Chief Executive Officer, Hendrickson International*

Shareholders' Information

2003 Stock Performance and Dividends

1st Source Corporation common stock is traded on the Over-The-Counter Market and is listed on the Nasdaq Stock Market under the symbol "SRCE." 1st Source is also listed on the National Market System tables in many daily papers under the symbol "1stSrc."

High and low common stock prices, cash dividends paid for 2003 and book value were:

Quarter Ended	High	Low	Cash Dividends Paid
March 31	$ 17.52	$ 12.80	$ .090
June 30	19.50	12.57	.090
September 30	21.80	17.00	.090
December 31	22.64	18.85	.100

Book value per common share at December 31, 2003: $15.19

Annual Meeting of Shareholders

The Annual Meeting of Shareholders has been called for 10:00 a.m., EST, Wednesday, April 28, 2004, at 1st Source Center, 100 N. Michigan Street, South Bend, Indiana.

All shareholders are invited to attend the meeting.

Common Stock Listing

The Nasdaq Stock Market National
Market Symbol: "SRCE"
CUSIP #336901 10 3

1stsource.com

For the latest shareholder information, log on to www.1stsource.com. Click on the "1st Source Corporation" link and follow the prompts.

If you would like to help us reduce printing costs by downloading our quarterly and annual reports directly from our website, please e-mail us at shareholder@1stsource.com.

Transfer Agent, Registrar and Dividend Disbursing Agent

1st Source Bank
Post Office Box 1602
South Bend, IN 46634

Independent Auditors

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215

Shareholder Inquiries

1st Source Corporation
Larry E. Lentych
Chief Financial Officer
Post Office Box 1602
South Bend, IN 46634
(574) 235-2702

Market Makers (as of January 29, 2004)

The following firms make a market in the common shares of 1st Source Corporation:

FTN Midwest Research Securities
Goldman, Sachs & Company
Keefe, Bruyette & Woods, Inc.
Merrill Lynch, Pierce, Fenner
Morgan Stanley & Company, Inc.
NatCity Investments, Inc.
Prudential Equity Group, Inc.
RBC Dain Rauscher, Inc.
Sandler O'Neill & Partners
Schwab Capital Markets
Stifel, Nicolaus & Company, Inc.
William Blair & Company



100 North Michigan Street
PO Box 1602
South Bend, Indiana 46634

© 2004 1st Source Corporation
All rights reserved.